Exhibit 99.(a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

COMVERGE, INC.

at

$1.75 Net Per Share

by

PEAK MERGER CORP.,

a wholly-owned subsidiary of

PEAK HOLDING CORP., an affiliate of H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MAY 8, 2012, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of March 26, 2012 (as the same may be amended, the “Merger Agreement”), by and among Peak Holding Corp., a Delaware corporation (“Parent”), Peak Merger Corp., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Purchaser”), and Comverge, Inc., a Delaware corporation (“Comverge”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share of Comverge (the “Shares”), at a price of $1.75 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into Comverge (the “Merger”), with Comverge continuing as the surviving corporation in the Merger and as a direct wholly-owned subsidiary of Parent. As a result of the Merger, each outstanding share of Comverge common stock (other than Shares owned by Parent, Purchaser, Comverge or any direct or indirect subsidiary of Parent or Comverge, or by any stockholder of Comverge who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

The board of directors of Comverge has unanimously (other than for abstentions for conflicts of interest) (i) found that the form, terms and provisions of the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Comverge and its stockholders, (ii) found that the price per share to be paid to Comverge’s stockholders in the Offer and the Merger is fair to, and in the best interests of, the stockholders, (iii) approved, adopted and confirmed in all respects the Merger Agreement and the consummation of the transactions contemplated thereby and (iv) recommended that the holders of Shares accept the Offer, tender their shares in the Offer and, to the extent that any such holders do not tender their shares in the Offer and to the extent required by applicable law, vote to adopt the Merger Agreement.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to midnight, New York City time, at the end of the day on May 8, 2012 (the “Expiration Date,” unless extended by Purchaser in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) a number of Shares which, when added to the Shares owned by Parent and Purchaser immediately prior to such time (and prior to the issuance of Shares under the Top-Up Option (as defined herein)), constitutes one share more than fifty percent (50%) of the sum of (x) the number of Shares then outstanding plus (y) all Shares which Comverge may be required to issue on or prior to the closing of the Merger (the “Closing”) as a result of the vesting (including vesting solely as a result of the consummation of the Offer), conversion or exercise of Comverge’s stock options, if and only if such securities would be convertible prior to the Closing because their respective conversion or exercise prices are less than the Offer Price and the other terms and conditions thereof are otherwise satisfied. The foregoing condition is referred to as the “Minimum Condition.” The Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of Comverge on the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.”

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to the Colbent Corporation, in its capacity as depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to D. F. King & Co., Inc., as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

Purchaser, a direct wholly-owned subsidiary of Parent, is offering to purchase all of the outstanding shares of common stock, par value $0.001, of Comverge at a price of $1.75 net per Share in cash (less any applicable withholding taxes and without interest), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. The following are some questions you, as a stockholder of Comverge, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my Shares?

Peak Merger Corp., a direct wholly-owned subsidiary of Peak Holding Corp., is offering to purchase all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of investing in the debt of Comverge and making the Offer and completing the process by which Purchaser will be merged with and into Comverge. Parent is controlled by H.I.G. Bayside Debt & LBO Fund II, L.P. (“HIG”). See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Comverge. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to have Purchaser consummate the Merger. Upon consummation of the Merger, Comverge would be a wholly-owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $1.75 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you are the holder of record of your Shares and you tender them to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses to do so. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares unless, prior to the expiration of the Offer:

•	there have been validly tendered and not withdrawn a number of Shares which, when added to the Shares owned by Parent and Purchaser immediately prior to such time, constitutes at least one Share more than fifty percent (50%) of the sum of (x) the number of Shares then outstanding (and prior to the issuance of Shares under the Top-Up Option (as defined below)) plus (y) all Shares which Comverge may be required to issue on or prior to the Closing as a result of the vesting (including vesting solely as a result of the consummation of the Offer), conversion or exercise of Comverge’s stock options, if and only if such securities would be convertible prior to the Closing because their respective conversion or exercise prices are less than the Offer Price and the other terms and conditions thereof are otherwise satisfied. We estimate that, subject to the assumptions set forth more fully in the Introduction to this Offer to Purchase, this condition will be satisfied if approximately 13,811,807 Shares are validly tendered and not withdrawn; and

•	we are not prohibited from consummating the Offer, the Top-Up Option (as defined below) or the Merger by any applicable law or order of a governmental entity.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of Comverge. We cannot, however, waive the Minimum Condition without the consent of Comverge. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Yes. If the conditions to the Offer are satisfied, Parent will provide us with the funds necessary to purchase the Shares in the Offer. We expect that the funds necessary to purchase the Shares pursuant to the Offer and to pay related fees and expenses will be funded through the issuance of equity securities and/or borrowings by Parent. The Offer is not conditional upon Parent and/or Purchaser obtaining third party debt financing. See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

We do not think that Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition; and

•	if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender in the Offer?

You will have until midnight, New York City time, at the end of the day on May 8, 2012 to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three Nasdaq (as defined below) trading days. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

In some cases, we are required to extend the Offer beyond its initial Expiration Date. If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. We are required to extend our Offer beyond its initial Expiration Date for any period required by any applicable rule or regulation of the SEC or its staff or the Nasdaq Stock Market (“Nasdaq”), but in no event shall we be required to extend our Offer beyond June 25, 2012, or, if Comverge has obtained a Go-Shop Extension (as defined in Section 11—“The Merger Agreement; Other Agreements—Go-Shop”), July 5, 2012.

In addition, we may, without requiring the consent of Comverge or any other person, extend our Offer for one or more periods of up to 10 business days each (or such other period as approved by Comverge), if at the then-scheduled Expiration Date any of the conditions of the Offer have not been satisfied or waived by Purchaser.

We have also reserved the right to provide, in our sole discretion, a “subsequent offering period” of between three and twenty business days, inclusive, in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if at the then-scheduled Expiration Date insufficient Shares have been tendered to permit a short form merger pursuant to Section 253 of the General Corporation Law of the State of Delaware (“DGCL”). A subsequent offering period is different from an extension of the Offer. During a subsequent offering period, you would not be able to withdraw any of the Shares that you had already tendered; you also would not be able to withdraw any of the Shares that you tender during the subsequent offering period.

See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 AM, New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

If you are the shareholder of record, to tender your Shares you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the account of the Depositary at the Depositary Trust Company, together with a completed Letter of Transmittal or an Agent’s Message, and any other documents required by the Letter of Transmittal, to the Depositary not later than the time the Offer expires. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq trading days. For the tender to be valid, however, the Depositary must receive the missing items within such three trading day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the expiration of the Offer by following the procedures for withdrawing your Shares in a timely manner. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after June 10, 2012, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the expiration of the Offer in a timely manner to arrange for the withdrawal of your Shares. However, Shares tendered during the subsequent offering period, if any, may not be withdrawn. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares, who must withdraw such Shares while you still have the right to do so. See Section 4—“Withdrawal Rights.”

What does the board of directors of Comverge think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been approved by the board of directors of Comverge (the “Company Board”). The Company Board has unanimously (other than for abstentions for conflicts of interest):

•	found that the form, terms and provisions of the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Comverge and its stockholders;

•	found that the price per share to be paid to Comverge’s stockholders in the Offer and the Merger is fair to, and in the best interests of, the stockholders;

•	approved, adopted and confirmed in all respects the Merger Agreement and the consummation of the transactions contemplated thereby; and

•

recommended that the holders of Shares accept the Offer, tender their shares in the Offer and, to the extent that any such holders do not tender their shares in the Offer and to the extent required by applicable law, vote to adopt the Merger Agreement.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with Comverge.”

Upon successful consummation of the Offer, will Comverge continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. The Merger will occur either immediately following purchase of the tendered Shares via a short form merger pursuant to Section 253 of the DGCL or, if, for reasons we do not currently anticipate, a short form merger is not possible, following the approval of Comverge’s stockholders at a meeting called for such purpose. If the Merger takes place, Comverge no longer will be publicly owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, then there may be so few remaining stockholders and publicly held Shares that Comverge common stock will no longer be eligible to be traded on Nasdaq or any other securities exchange, there may not be a public trading market for the common stock of Comverge, and Comverge may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least a majority of the outstanding Shares in the Offer, then Purchaser will be merged with and into Comverge, subject to the satisfaction of certain conditions. If the Minimum Condition is not satisfied, pursuant to the Merger Agreement, we are not required to accept the Shares for purchase or consummate the Merger and we may not accept the Shares tendered without Comverge’s consent. If the Merger takes place, Parent will own all of the Shares and all remaining stockholders of Comverge (other than Comverge, Purchaser or Parent or any subsidiary of Comverge or Parent and any stockholders who are entitled to and have properly exercised appraisal rights under Delaware law) will receive $1.75 per Share in cash, without interest and less any applicable withholding taxes. See the “Introduction.”

If I object to the price being offered, will I have appraisal rights?

Not in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who comply with the applicable legal requirements will have appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. This value may be more or less than the price that we are offering to pay you for your Shares in the Offer. See Section 12—“Purpose of the Offer; Plans for Comverge.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger is consummated, then stockholders not tendering in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer, subject to any appraisal rights properly exercised under Delaware law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares and that no appraisal rights will be available. If the Merger does not take place, however, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, Comverge may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

The average trading price for the 30 days immediately prior to the announcement of the Merger Agreement and the Offer was approximately $1.48 per Share. On April 10, 2012, the last trading day before we commenced the Offer, the last sale price of the Shares reported on Nasdaq was $1.76. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Are there any compensation arrangements between HIG and Comverge’s executive officers or other key employees?

No. As of the date of this Offer to Purchase, no member of Comverge’s current management has entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. See Section 12—“Purpose of the Offer; Plans for Comverge.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $1.75 in cash without interest (and less any amounts required to be deducted and withheld under any applicable law) promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

What is the Top-Up Option and when could it be exercised?

Comverge has granted to Parent and Purchaser an irrevocable option to purchase (the “Top-Up Option”), at a price per Share equal to the Offer Price, up to the number of Shares that is equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the sum of (a) the number of Shares outstanding immediately after the issuance of all Shares subject to the Top-Up Option plus (b) all Shares which Comverge may be required to issue on or prior to the Closing as a result of the vesting, conversion or exercise of Comverge options and other derivative securities, including warrants, options, convertible or exchangeable securities or other rights to acquire Shares, or (ii) the aggregate number of Shares that the Comverge is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or committed to be issued) at the time of exercise of the Top-Up Option. The Top-Up Option is exercisable only after the initial acceptance for payment of Shares by Purchaser pursuant to the Offer, and Comverge’s obligation to deliver Shares upon exercise of the Top-Up Option (the “Top-Up Option Shares”) is subject to certain conditions, including that the Minimum Condition has been satisfied and that immediately after the exercise of the Top-Up Option and issuance of the Top-Up Option Shares, the number of Shares owned, directly or indirectly, by Parent or Purchaser constitutes one share more than 90% of the number of Shares that will be issued and outstanding immediately after the exercise of the Top-Up Option (including all Shares that Comverge may be required to issue within ten (10) business days after the issuance of the Top-Up Option Shares upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion or exercise of Comverge options). The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of Comverge’s stockholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. Comverge has sufficient remaining Shares authorized for issuance under its certificate of incorporation such that if the Minimum Condition is satisfied, the Top-Up Option will provide Purchaser the requisite number of Shares to hold over 90% of the then-outstanding Shares and consummate the Merger as a short-form merger. See Section 12—“Purpose of the Offer; Plans for Comverge” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

What are the United States federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law) will be a taxable transaction for United States federal income tax purposes if you are a United States holder (as defined in Section 5—“Certain Material United States Federal Income Tax Consequences”). In general, you will recognize capital gain or loss equal to the difference between your adjusted tax basis in the Shares you tender or exchange in the Merger (or retain for exercise of appraisal rights) and the amount of cash you receive for those Shares. If you are a United States holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held the Shares for at least one year. If you are a Non-United States holder (as defined in Section 5—“Certain Material U.S. Federal Income Tax Consequences”), you will generally not be subject to United States federal income tax on your receipt of cash in exchange for your Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law). You should consult your tax advisor about the particular tax consequences to you of tendering your Shares. See Section 5—“Certain United States Federal Income Tax Consequences” for a further discussion of United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger or exercising appraisal rights.

Who should I talk to if I have additional questions about the Offer?

You may call D. F. King & Co., Inc., the Information Agent for the Offer, toll-free at (800) 967-7921. Banks and brokers may call collect at (212) 269-5550.

INTRODUCTION

Peak Merger Corp. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Peak Holding Corp. (“Parent”), a Delaware corporation controlled by H.I.G. Bayside Debt & LBO Fund II, L.P. (“HIG”), hereby offers to purchase for cash all outstanding shares (each, a “Share”) of common stock, par value $0.001 per share of Comverge, Inc., a Delaware corporation (“Comverge”), at a price of $1.75 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at midnight, New York City time, at the end of the day on May 8, 2012, unless the Offer is extended in accordance with the terms of the Merger Agreement (as defined below) (the “Expiration Date”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 26, 2012 (as the same may be amended, the “Merger Agreement”), by and among Parent, Purchaser and Comverge. The Merger Agreement provides that Purchaser will be merged with and into Comverge (the “Merger”) with Comverge continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Comverge, Purchaser or Parent or any other subsidiaries of Comverge or Parent, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who are entitled to and have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive $1.75 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of options.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of the Colbent Corporation, as depositary for the Offer (the “Depositary”), and D. F. King & Co., Inc., as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

The board of directors of Comverge (the “Company Board”) has unanimously (other than for abstentions for conflicts of interest) (i) found that the form, terms and provisions of the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Comverge and its stockholders, (ii) found that the price per share to be paid to Comverge’s stockholders in the Offer and the Merger is fair to, and in the best interests of, the stockholders, (iii) approved, adopted and confirmed in all respects the Merger Agreement and the consummation of the transactions contemplated thereby and (iv) recommended that the holders of Shares accept the Offer, tender their shares in the Offer and, to the extent that any such holders do not tender their shares in the Offer and to the extent required by applicable law, vote to adopt the Merger Agreement.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Comverge’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to the stockholders of Comverge with this Offer to Purchase.

Houlihan Lokey Capital, Inc. (“Houlihan”) has rendered to the Company Board a written opinion dated March 26, 2012, to the effect that, as of that date and based on and subject to certain assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with the opinion described in its opinion, the $1.75 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and its affiliates and any holders of Shares and their affiliates who will retain or obtain an equity interest in Comverge after giving effect to the Offer and the Merger), was fair, from a financial point of view, to such holders. The full text of Houlihan’s written opinion to the Company Board, which describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken, is attached as Annex II to the Schedule 14D-9 that is being mailed to stockholders with this Offer to Purchase. Houlihan provided its opinion to the Company Board for its information in connection with its evaluation of the $1.75 per Share cash consideration to be received in the Offer and the Merger, from a financial point of view, and its opinion does not address the relative merits of the Offer or the Merger as compared to any alternative business strategies that might exist for Comverge or the effect of any other transaction in which Comverge might engage or as to the underlying business decision of Comverge to effect the Offer or the Merger. Houlihan’s opinion does not constitute a recommendation to any stockholder as to whether any stockholder should tender Shares in the Offer or how any stockholder should vote or act in connection with the Offer or the Merger or any related matter.

The Offer is conditioned upon, among other things, (i) there having been validly tendered in accordance with the terms of the Offer and not withdrawn by the Expiration Date that number of Shares which, when added to the Shares owned by Parent and Purchaser immediately prior to such time, constitutes one share more than fifty percent (50%) of the sum of (x) the number of Shares then outstanding plus (y) all Shares which Comverge may be required to issue on or prior to the closing of the Merger (the “Closing”) as a result of the vesting (including vesting solely as a result of the consummation of the Offer), conversion or exercise of Comverge’s stock options, if and only if such securities would be convertible prior to the Closing because their respective conversion or exercise prices are less than the Offer Price and the other terms and conditions thereof are otherwise satisfied (the “Minimum Condition”); and (ii) there not being any action by any governmental entity that would prohibit consummating the Offer or the Merger. The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of Comverge. We cannot, however, waive the Minimum Condition without the consent of Comverge. See Section 15—“Certain Conditions of the Offer.”

Comverge has advised Parent that, as of March 26, 2012, 27,511,443 Shares were issued and outstanding and 112,169 Shares were issuable upon exercise of options with an exercise price of less than $1.75 per Share. All of these options would be vested and exercisable at or prior to Closing. Assuming that no Shares are issued after March 26, 2012, there would be 27,623,612 Shares outstanding on a fully diluted basis and the Minimum Condition would be satisfied if at least 13,811,807 Shares are validly tendered and not withdrawn prior to the Expiration Date (which would equal more than 50% of the fully diluted outstanding Shares). The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding on the date we accept Shares for payment pursuant to the Offer. For purposes of this Offer to Purchase, “fully diluted” assumes the exercise or conversion of only those currently-exercisable derivatives and convertible loans for which the exercise or conversion price, as applicable, is less than the Offer Price.

The Merger Agreement provides that, effective upon the closing of the Offer (the “Offer Closing”), Purchaser is entitled to designate a number of directors, rounded up to the next whole number, to the Company Board that is equal to the total number of directors on the Company Board (giving effect to the increase described in this sentence) multiplied by the percentage of the outstanding Shares (not determined on a fully diluted basis) that are then beneficially owned by Purchaser and Purchaser (including Shares accepted for payment and Shares purchased upon exercise of the Top-Up Option (as defined below)), and if requested by Parent Comverge shall take all actions necessary to effect such designations, including by increasing the number of directors and obtaining resignations from incumbent directors. At such time, Comverge will also take all actions necessary to cause individuals designated by Purchaser to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Company Board as such members represent of the Company Board, to the fullest extent permitted by applicable laws and the rules of the Nasdaq stock market (“Nasdaq”). Notwithstanding the foregoing, until the Effective Time, the Company Board shall have at least the number of directors as may be required by the Nasdaq rules and the federal securities laws, rules and regulations who are independent directors within the meaning of such rules.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then outstanding Shares. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Comverge. Comverge has agreed, if required, to cause a meeting of its stockholders to be held as promptly as practicable following consummation of the Offer for the purposes of considering and taking action upon the approval and adoption of the Merger Agreement. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 90% of the then-outstanding Shares in the Offer, including, if applicable, the Top-Up Option (as defined below), Purchaser may consummate the Merger under the DGCL without a stockholders’ meeting and without the approval of Comverge’s stockholders. Comverge has sufficient remaining Shares authorized for issuance under its certificate of incorporation such that, if the Minimum Condition is satisfied, the Top-Up Option will provide Purchaser the requisite number of Shares to hold over 90% of the then-outstanding Shares and consummate the Merger as a short-form merger. See Section 11—“The Merger Agreement; Other Agreements.”

Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means midnight, New York City time, at the end of the day on May 8, 2012, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended (other than any extension with respect to the Subsequent Offering Period described below), expires.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 15—“Certain Conditions of the Offer.” Subject to the provisions of the Merger Agreement, Parent and Purchaser may waive any or all of the conditions to Purchaser’s obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition, which may only be waived with the consent of Comverge).

The Merger Agreement provides that if Comverge receives an Acquisition Proposal (as defined in Section 11—“The Merger Agreement; Other Agreements—Go-Shop”) during the Go-Shop Period (as defined in Section 11—“The Merger Agreement; Other Agreements—Go-Shop”), it is entitled to extend the Go-Shop Period to continue discussions in accordance with the Merger Agreement until 11:59 PM on May 5, 2012, and Purchaser would be required to extend the Offer until such time or such longer time as Purchaser deems reasonably necessary. However, in light of the fact that the initial Expiration Date is now May 8, 2012, Purchaser is no longer obligated to extend the Offer pursuant to this provision. Purchaser is also required to extend the Offer for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (“SEC”) or its staff or Nasdaq that is applicable to the Offer. In addition, Purchaser may, in its sole discretion, extend the Offer for one or more periods of up to 10 business days each (or other period approved by Comverge), if at the scheduled Expiration Date any of the conditions of the Offer have not been satisfied or waived by Purchaser. In no event however will Purchaser be required to extend the Offer beyond June 25, 2012, or, if Comverge has obtained a Go-Shop Extension (as defined in Section 11—“The Merger Agreement; Other Agreements—Go-Shop”), July 5, 2012.

The Merger Agreement also provides that Purchaser may provide for a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act (the “Subsequent Offering Period”). The Subsequent Offering Period is an additional period of time of not less than three nor more than 20 business days in length during which time stockholders may tender, but not withdraw, their Shares and receive the Offer Price. Rule 14d-11 provides that Purchaser may provide for the Subsequent Offering Period so long as, among other things, (i) the Offer remained open for a minimum of 20 business days and has expired, (ii) the Offer is for all outstanding shares, (iii) Purchaser accepts and promptly pays for all Shares tendered during the Offer prior to the Expiration Date, (iv) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 AM, New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, (v) Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period, and (vi) Purchaser offers the same form and amount of consideration to holders of Shares in both the initial Offer period and the Subsequent Offering Period. In the event that Purchaser elects to provide for the Subsequent Offering Period, it will provide an announcement to that effect by issuing a press release to a national news service on the next business day after the previously scheduled Expiration Date.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Parent and Purchaser expressly reserve the right (i) to extend the Offer if any of the conditions set forth in Section 15—“Certain Conditions of the Offer” exist, (ii) to waive any condition to the Offer (other than the Minimum Condition) in their sole discretion or (iii) to increase the Offer Price or otherwise amend the Offer in any respect not adverse to the holders of Shares, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Parent and Purchaser may not, however, among other actions, reduce the Offer Price or change the form of consideration to be paid in the Offer, reduce the number of Shares subject to the Offer or waive or amend the Minimum Condition without the consent of Comverge.

The rights reserved by Purchaser in the preceding paragraph are in addition to Purchaser’s rights pursuant to Section 15—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 AM, New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 AM through 12:00 midnight, New York City time.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder promptly pay the consideration offered. Alternatively, if the Offer is not consummated, the Shares are not accepted for payment or Shares are properly withdrawn, Purchaser is obligated to return the securities deposited by or on behalf of stockholders promptly after the termination of the Offer or withdrawal of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

Comverge has provided Purchaser with Comverge’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Comverge’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to the Subsequent Offering Period, if it is provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to the Subsequent Offering Period, if it is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For Shares to be validly tendered during the Subsequent Offering Period, if it is provided, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during the Subsequent Offering Period.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

i.	such tender is made by or through an Eligible Institution;

ii.	a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

iii.	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its discretion. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Comverge’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Backup Withholding. Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price of Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the U.S. Internal Revenue Service (“IRS”) Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Each tendering non-United States holder (e.g., a non-resident alien or foreign entity) must submit an appropriate properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary) certifying, under penalties of perjury, to such non-United States holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after June 10, 2012, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date or during the Subsequent Offering Period (if any) by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period, if it is provided, and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain Material United States Federal Income Tax Consequences.

The following is a summary of certain material United States federal income tax consequences to beneficial holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law). This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a United States expatriate.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

Because individual circumstances may differ, we urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes), organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation, regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights) will be a taxable transaction for United States federal income tax purposes, and a United States holder who receives cash for Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights)

will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash. Long-term capital gain recognized by an individual holder in a taxable year beginning prior to January 1, 2013, generally is subject to a maximum United States federal income tax rate of 15%. There are limitations on the deductibility of capital losses.

Backup Withholding Tax

Proceeds from the exchange of Shares for cash pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights) generally will be subject to backup withholding tax at the applicable rate (currently 28%) unless the applicable United States holder or other payee provides valid taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding tax. Each United States holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding tax rules from a payment to a United States holder results in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.

Non-United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to you if you are a Non-United States holder of Shares. The term “Non-United States holder” means a beneficial owner, other than a partnership, of Shares that is:

•	a nonresidential alien individual;

•	a foreign corporation; or

•	a foreign estate or trust

The following discussion applies only to Non-United States holders, and assumes that no item of income, gain, deduction or loss derived by the Non-United States holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain Non-United States holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	Non-United States holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Gain recognized on payments made to a Non-United States holder with respect to Shares exchanged for cash in the Offer or the Merger (or pursuant to the exercise of appraisal rights) generally will be exempt from United States federal income tax unless:

•	the gain is “effectively connected” with the Non-United States holder’s conduct of a trade or business in the United States, unless such holder is eligible for a treaty exemption;

•

the Non-United States holder is an individual that holds Shares as a capital asset and is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•

Comverge is or has been a United States real property holding corporation for United States federal income tax purposes and the Non-United States holder held, directly or indirectly, at any time during the five-year period ending on the date of sale (or, if applicable, the date of the Merger), more than 5% of Shares and such holder is not eligible for any treaty exemption.

“Effectively connected” gains that are recognized by a corporate Non-United States holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Comverge has not been, is not and does not anticipate becoming a United States real property holding corporation prior to the date of sale (or, if applicable, the date of the Merger) for United States federal income tax purposes.

Backup Withholding Tax

A Non-United States holder generally will be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to this Offer to Purchase or the Merger (or pursuant to the exercise of appraisal rights) unless the Non-United States holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such Non-United States holder is not a United States person or the Non-United States holder otherwise establishes an exemption in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding tax rules from a payment to a Non-United States holder results in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS.

6. Price Range of Shares; Dividends.

The Shares are listed on the Nasdaq Global Market under the symbol “COMV.”

The following table sets forth for the indicated periods the high and low sales prices per Share as reported on Nasdaq.

	High	Low
Year Ended December 31, 2010:
First Quarter	$13.25	$9.58
Second Quarter	12.28	8.23
Third Quarter	10.43	5.88
Fourth Quarter	8.36	5.81

Year Ended December 31, 2011:
First Quarter	$7.87	$4.25
Second Quarter	5.09	2.50
Third Quarter	3.71	1.76
Fourth Quarter	1.98	1.03

Year Ending December 31, 2012:
First Quarter	$1.99	$1.21
Second Quarter (through April 10, 2012)	1.95	1.73

The Offer Price represents a premium of approximately 18% over Comverge’s average trading price for the 30-day period ending on March 23, 2012, the last full trading day prior to announcement of the Merger Agreement and the Offer. On April 10, 2012, the last trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on Nasdaq was $1.76 per Share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

Comverge has never declared or paid any cash dividends on its capital stock. In addition, under the terms of the Merger Agreement, Comverge is not permitted to declare or pay dividends in respect of Shares unless approved in advance by Parent in writing.

7. Certain Information Concerning Comverge.

The following description of Comverge and its business has been taken from Comverge’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and is qualified in its entirety by reference to such report. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. We do not assume any responsibility for the accuracy or completeness of the information concerning Comverge, or for any failure by Comverge to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Comverge is a provider of intelligent energy management, or IEM, solutions that empower utilities, commercial and industrial customers, and residential consumers to use energy in a more effective and efficient manner. IEM solutions build upon demand response, enabling two-way communication between providers and consumers, giving all customer classes the insight and control needed to optimize energy usage and meet peak demand. Beyond reducing the energy load, this approach reduces cost for the utility or grid operator, integrates other systems and allows for the informed decision-making that will power the smart grid.

Comverge provides IEM solutions through two reportable segments: the Residential Business segment and the Commercial & Industrial, or C&I, Business segment. The Residential Business segment sells IEM solutions to utility customers for use in programs with residential and small commercial end-use participants. These solutions include hardware, Comverge’s IntelliSOURCE software and services, such as installation, participant marketing and program management. If the utility customer elects to own the IEM system, the program is a turnkey program. If Comverge provides capacity through fully-outsourced programs, in which Comverge typically owns the underlying system, the program is a Virtual Peaking Capacity, or VPC, program. Comverge’s VPC programs are pay-for-performance in that Comverge is only paid for capacity that it provides as determined by a measurement and verification process with its customers. The C&I Business segment provides IEM solutions to utilities and independent system operators that are managing programs or auctions for large C&I consumers. These IEM solutions are delivered through the management of C&I megawatts in open markets and VPC programs as well as through the completion of energy efficiency projects. Comverge has an established customer base of utility and other energy service providers, including municipal and cooperative electric utilities, located across North America in both regulated and deregulated jurisdictions. Its customers include large investor-owned utilities, independent system operators and regional transmission organizations (which are regional entities that monitor and control a regional electric grid), electric cooperatives, municipalities, energy service companies and military bases.

Comverge’s principal executive offices are at 5390 Triangle Parkway, Suite 300, Norcross, GA 30092 and its telephone number is (678) 392-4954.

Available Information. Comverge is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning

Comverge’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Comverge’s securities, any material interests of such persons in transactions with Comverge, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Comverge’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. Comverge also maintains a website at http://www.comverge.com. The information contained in, accessible from or connected to Comverge’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Comverge’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8. Certain Information Concerning Parent and Purchaser.

Parent is a Delaware corporation and Purchaser is a Delaware corporation. Each of Parent and Purchaser was formed and is controlled by HIG, a limited partnership organized under the laws of the State of Delaware. The principal office for each of Parent, Purchaser and HIG is located at c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131. The telephone number for each of Parent, Purchaser and HIG is (305) 379-2322. Purchaser is a wholly-owned subsidiary of Parent. Purchaser and Parent were formed for the purpose of completing the Offer and the Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. The principal business of HIG is as a private equity investment company.

The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors, executive officers and control persons of Parent, Purchaser, HIG and certain other information are set forth in Schedule I to this Offer to Purchase.

Except for the Shares issuable upon conversion of the Convertible Senior Debt (as defined in Section 11—“The Merger Agreement; Other Agreements—Other Agreements”) and the Shares and/or preferred stock issuable upon conversion of the Convertible Subordinated Debt (as defined in Section 11—“The Merger Agreement; Other Agreements—Other Agreements”) and as otherwise described in this Offer to Purchase, (i) none of Parent, Purchaser, or HIG nor, to the best knowledge of Parent, Purchaser, or HIG, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser, or HIG, nor, to the best knowledge of Parent, Purchaser, or HIG, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Based upon the Shares issuable upon conversion of the Convertible Senior Debt and the Convertible Subordinated Debt, Parent, HIG and certain affiliates of Parent and HIG are direct and indirect beneficial owners of Shares. As described in Section 10—“Background of the Offer; Past Contacts or Negotiations with Comverge” and Section 11—“The Merger Agreement; Other Agreements—Other Agreements,” Grace Bay Holdings II, LLC (“Grace Bay”), an affiliate of HIG, is the direct owner of the Convertible Senior Debt, which is convertible into 2,747,252 Shares at a conversion price of $5.46 per Share (the “Senior Convertible Shares”). Bayside Capital, Inc., (“Bayside”) as the manager of Grace Bay, is an indirect owner of the Convertible Senior Debt. Accordingly, for SEC purposes, Grace Bay and Bayside would have shared power to vote and dispose of the Senior Convertible Shares upon conversion of the entire principal amount of the Convertible Senior Debt, representing approximately 9.08% of the outstanding Shares. The calculation of this percentage is based on 30,258,695 Shares, which is the sum of (i) 27,511,443 Shares outstanding as of March 26, 2012, as represented in the Merger Agreement and (ii) 2,747,252 Shares issuable upon conversion of the Convertible Senior Debt. Moreover, as described in Section 10—“Background of the Offer; Past Contacts or Negotiations with Comverge” and Section 11—“The Merger Agreement; Other Agreements—Other Agreements,” Parent is the direct owner of the Convertible Subordinated Debt, which is convertible into 6,873,562 Shares at a conversion price of $1.40 per Share (the “Subordinated Convertible Shares”). Each of HIG, the sole shareholder of Parent, H.I.G. Bayside Advisors II, LLC (“Advisors II”), as the general partner of HIG, and H.I.G.-GPII, Inc. (“GP II”), as the manager of Advisors II, is an indirect owner of the Convertible Subordinated Debt. Accordingly, for SEC purposes, Parent, HIG, Advisors II and GP II would have shared power to vote and dispose of the Subordinated Convertible Shares upon conversion of the entire principal amount of the Convertible Senior Debt, representing approximately 19.99% of the outstanding Shares. The calculation of this percentage is based on 34,385,005 Shares outstanding, which is the sum of (i) 27,511,443 Shares outstanding as of March 26, 2012, as represented in the Merger Agreement and (ii) 6,873,562 Subordinated Convertible Shares issuable upon conversion of the Convertible Subordinated Debt. In addition, Anthony Tamer and Sami Mnaymneh, as the co-presidents of Bayside and GP II, would have shared power to vote and dispose of the 9,620,814 Shares issuable upon conversion of both the Convertible Senior Debt and the Convertible Subordinated Debt, representing approximately 25.91% of the outstanding Shares. The calculation of this percentage is based on 37,132,257 Shares outstanding, which is the sum of (i) 27,511,443 Shares as of March 26, 2012, as represented in the Merger Agreement, (ii) 2,747,252 Senior Convertible Shares issuable upon conversion of the Convertible Senior Debt and (iii) 6,873,562 Subordinated Convertible Shares issuable upon conversion of the Convertible Subordinated Debt. The Convertible Subordinated Debt may not be converted into Shares until at least the earlier of the Acceptance Time or the termination of the Merger Agreement in accordance with its terms. See Section 11—“The Merger Agreement; Other Agreements—Other Agreements.” The address of each of Grace Bay and Bayside is c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser, or HIG, or their subsidiaries, nor, to the best knowledge of Parent, Purchaser or HIG, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with Comverge or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser or HIG nor, to the best knowledge of Parent, Purchaser, or HIG, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of Comverge, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, Purchaser or HIG nor, to the best knowledge of Parent, Purchaser, or HIG, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Comverge or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, Purchaser, or HIG, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Comverge or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of Comverge’s securities, an election of Comverge’s directors or a sale or other transfer of a material amount of Comverge’s assets during the past two years.

None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

9. Source and Amount of Funds.

The Offer is not conditioned upon any financing arrangements.

Parent and Purchaser estimate that the total amount of funds required (i) to purchase all outstanding Shares pursuant to the Offer and the Merger and (ii) to pay for the cash-out of all derivative securities, including warrants, options, convertible or exchangeable securities or other rights to acquire Shares, of Comverge required to be cashed out by the Merger Agreement, will be approximately $48 million. The funds necessary to purchase the Shares pursuant to the Offer and to pay related fees and expenses will be funded through the issuance of equity and/or debt of Parent. It is anticipated that the ultimate source of funds for the Offer and the Merger will be a combination of equity contributions from HIG and its affiliates and loans from Harris N.A. The exact form, terms and conditions of these loans, to the extent available on commercially reasonable terms, have not been determined. The Offer is not conditional upon Parent obtaining third party debt financing, and in the event loans cannot be obtained on terms that are satisfactory to Parent in its sole discretion, Parent expects to obtain all of the funds necessary to complete the Offer and the Merger from equity contributions from HIG.

Purchaser believes that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) cash is the only consideration that will be paid to the holders of the Shares in connection with the Offer and the Merger, (ii) Purchaser is offering to purchase all of the outstanding Shares in the Offer, (iii) the Offer is not subject to any financing contingencies and (iv) Parent will have available to it, at the time of the acceptance for payment of the Shares tendered into the Offer, sufficient cash to provide Purchaser with the amount of cash consideration payable to holders of Shares in the Offer and the Merger.

As further discussed in Section 10—“Background of the Offer; Past Contacts or Negotiations with Comverge” and Section 11—“The Merger Agreement; Other Agreements—Other Agreements,” Grace Bay acquired all of the rights and interests of Partners for Growth III, L.P. in the Convertible Senior Debt (as defined in Section 11—“The Merger Agreement; Other Agreements—Other Agreements) at a price equal to the principal amount of the Convertible Senior Debt plus $1,500,000 ($16,500,000 in the aggregate). The source of the funds necessary to purchase the Convertible Senior Debt was equity contributions from HIG. In addition, in connection with the Offer and the Merger, Parent provided Comverge with $12,000,000 in debt financing pursuant to the Note Purchase Agreement (as defined in Section 11—“The Merger Agreement; Other Agreements—Other Agreements). The source of the funds necessary to provide Comverge with such debt financing was equity contributions from HIG.

10. Background of the Offer; Past Contacts or Negotiations with Comverge.

The following is a description of HIG’s participation in a process with Comverge that resulted in the execution of the Merger Agreement. For a review of Comverge’s activities relating to this process, please refer to Comverge’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase. References to HIG in this section may be references to affiliates and representatives of HIG, and to actions to be taken by or on behalf of Parent or Purchaser, entities that are controlled by HIG.

HIG is a private investment firm engaged in, among other activities, the making and managing of equity investments in and acquisitions of business organizations.

On November 3, 2011, Joseph D. Zulli, a Principal of HIG, contacted Nora Meade Brownell, one of Comverge’s directors. Mr. Zulli had met Ms. Brownell through previous business dealings. During the course of a general conversation regarding the energy services industry, Mr. Zulli stated that HIG had an interest in energy management and demand response, and Mr. Zulli and Ms. Brownell talked about a potential investment in Comverge. Ms. Brownell introduced Mr. Zulli to R. Blake Young, CEO of Comverge, via e-mail.

On November 11, 2011, Mr. Zulli, Mr. Young and David Mathieson, CFO of Comverge, participated in a conference call where management discussed the basics of Comverge’s business model. Mr. Zulli provided management with background information regarding HIG.

On November 15, 2011, HIG and Comverge executed a confidentiality agreement HIG provided Comverge with a list of requested diligence items.

On November 21, 2011, HIG met with management at Comverge’s Norcross, Georgia headquarters. Comverge management presented their business plan to HIG and communicated that Comverge was seeking to raise debt capital in advance of a liquidity squeeze that was forecasted for the beginning of 2012. Management communicated that Comverge was not for sale. HIG indicated their interest in purchasing the company and that HIG could also serve as a lender. HIG detailed its experience and success in middle-market private equity transactions and focused on the disadvantages, given its size, of Comverge being a publicly traded company. HIG also indicated that it had completed its review of publicly available information on the company.

On November 30, 2011, HIG submitted an indication of interest for the purchase of Comverge in a take private transaction. HIG committed to working over the subsequent ten days and submitting a preliminary valuation range by December 10, 2011.

On December 9, 2011, HIG was granted access to an electronic data room by Comverge containing confidential financial, commercial and legal information. On December 14, 2011, HIG met with management at Comverge’s headquarters in Norcross to continue due diligence. On December 15, 2011, Mr. Mathieson contacted HIG and asked if HIG was able to extend a bridge loan to Comverge at the beginning of 2012 given their liquidity situation. Over the next two weeks, HIG continued its business due diligence investigation of the company, including phone conversations with management.

On December 21, 2011, HIG submitted a letter of intent for the purchase of Comverge for $1.75 per Share and the extension of a $12.0 million bridge loan simultaneous with the signing of a merger agreement, subject to satisfactory completion of due diligence and other work necessary to enter into a definitive agreement for the proposed transaction and summarizing other key terms. HIG asked for an exclusivity period of 30 days as part of the letter of intent. On December 24, 2011, HIG re-submitted its letter of intent with the addition of a termination date of December 28th as a result of the deteriorating financial situation at the company.

On December 26, 2011, HIG had a conversation with J.P. Morgan and Alec Dreyer, Chairman of the Company Board, in which HIG reaffirmed their interest in the Company and provided the Board Chairman with background information regarding HIG. The Board Chairman promptly advised the Company Board of the conversation and provided Company Board members with the background information regarding HIG.

On December 27, 2011, HIG contacted Mr. Dreyer to discuss the letter of intent. Mr. Dreyer indicated that Comverge could not grant HIG exclusivity but that the Company Board would permit HIG to continue its due diligence in order to refine its proposal and valuation. HIG continued to conduct due diligence on Comverge through the week of February 5, 2012, including meetings with management in Comverge’s headquarters on January 4, 2012 and January 5, 2012.

On January 12, 2012, HIG sent J.P. Morgan Securities LLC (“J.P. Morgan”), Comverge’s financial advisor, a draft merger agreement and draft note purchase agreement for the bridge loan, and also indicated that HIG had increased its proposed purchase price to $2.00 per share.

On January 19, 2012, HIG submitted a revised proposal for the purchase of Comverge at $2.00 per share and the extension of a $12.0 million bridge loan, and, as part of that proposal, asked for a 30-day exclusivity period. Following discussions between Comverge and HIG, HIG agreed to increase the offer price for the transaction to $2.15 per share. On January 27, 2012, Comverge signed an Exclusivity Agreement with HIG pursuant to which Comverge agreed to cease and not enter into discussions with other parties for the duration of the term of the Exclusivity Agreement, which by its terms would be in effect until February 15, 2012.

On January 28, 2012, Baker Botts, L.L.P. (“Baker Botts”), Comverge’s legal advisor, delivered a revised draft of the merger agreement to Kirkland & Ellis LLP (“Kirkland & Ellis”), HIG’s legal advisor. On January 31, 2012, Baker Botts delivered a revised draft of the note purchase agreement to Kirkland & Ellis.

On February 5, 2012, Kirkland & Ellis delivered revised drafts of the merger agreement and the note purchase agreement to Baker Botts.

On February 9, 2012, HIG had a call with Mr. Dreyer who indicated that HIG’s prior offer was no longer sufficient given a recently received bid from another bidder (“Bidder X”) with an initial offer range of between $4.00 and $6.00 a share, subject to continuing due diligence. On February 9, 2012, HIG met with Comverge to discuss its liquidity forecast at its Norcross headquarters.

On February 14, 2012, HIG submitted a revised merger agreement and note purchase agreement to the board that provided for an increase in purchase price to $2.25 per share. HIG also agreed to increase the termination fee payable upon termination of the merger agreement by HIG to $20 million, and increased the conversion price of the note to be issued under the note purchase agreement to $1.38 per share. HIG indicated that it had conducted extensive diligence and was prepared to move expeditiously to enter into a definitive agreement and to complete the transaction either through a merger or a tender offer. HIG also reiterated that its offer was not subject to any financing condition.

On February 15, J.P. Morgan informed HIG that its revised proposal was unacceptable in light of the preliminary indication from Bidder X, and conveyed the Company Board’s view that a higher purchase price was necessary. HIG declined to increase its offer price and the Exclusivity Agreement terminated on February 15, 2012.

On February 16, 2012, Grace Bay contacted Partners for Growth III, L.P. (“PFG”), which held a $15.0 million convertible note issued by Comverge (the “PFG Note”) that is convertible into 2,747,252 Shares at a conversion price of $5.46 per Share, to express interest in purchasing such note. Between February 16, 2012 and February 24, 2012, PFG, Ben Greenspan of the Greenspan Law Office, counsel to PFG, HIG and Kirkland & Ellis engaged in calls to negotiate the purchase of the PFG Note and drafted the documentation to effectuate the purchase. On February 24, 2012, Grace Bay purchased 51% of the PFG Note for $7.65 million. The terms of the sale also provided that, for eighteen months from the date of the sale, PFG had the option to sell, and Grace Bay had the option to buy, the remaining 49% of the PFG Note for $8.86 million. Grace Bay informed Comverge of its acquisition of 51% of the PFG Note on February 24, 2012.

On February 27, 2012, Grace Bay sent Comverge a notice of default and reservation of rights letter, which stated that certain events of default under the PFG Note existed, and that the Company had failed to satisfy the Minimum Revenues Test set forth therein. The letter further reserved Grace Bay’s rights to immediately accelerate and/or amortize all amounts owed under the PFG Note.

On March 2, 2012, Grace Bay notified Comverge that it was triggering its right to amortize the obligations outstanding under the PFG Note.

On March 5, 2012, Comverge notified Grace Bay by letter that it disputed Grace Bay’s assertion regarding Comverge’s breach of the PFG loan agreement, and set forth reasons for such disagreement.

On March 7, 2012, HIG sent Comverge a revised proposal letter outlining the terms of a revised offer to purchase Comverge and make a $12.0 million bridge loan upon signing of a definitive merger agreement. In light of the deterioration in Comverge’s financial position and the associated increased risk in owning the company, however, HIG reduced its offer price to $1.50 per share, decreased the termination fee payable upon a termination by HIG to $3.5 million, but increased the conversion price of the bridge note to be issued under the note purchase agreement to $1.40 per share.

On March 8, 2012, Grace Bay, having received notice that PFG was exercising its option to sell the remaining portion of the PFG Note, purchased the remaining 49% of the PFG Note for $8.86 million.

On March 8, 2012, A. Laurence Jones, a director on the Company Board, contacted HIG to discuss the revised proposal and requested, among other items, an increase to the offer price. HIG agreed to increase its offer price to $1.75 a Share.

On March 9, 2012, Grace Bay responded to Comverge’s March 5 letter, disputing Comverge’s assertions and restating its assertion the Company was in default under the terms of the PFG Note.

On March 9, 2012, Kirkland & Ellis delivered revised drafts of the merger agreement and note purchase agreement to Baker Botts. Between March 9 and March 11, 2012, Baker Botts and Kirkland & Ellis negotiated certain material terms of the Merger Agreement and other ancillary documents. On March 11, 2012, Comverge, HIG, Baker Botts and Kirkland & Ellis all participated in a conference call to discuss the major outstanding items on the merger agreement and note purchase agreement, which mainly had to do with (i) the consent of Grace Bay to the merger and any superior proposal, (ii) the Minimum Condition, (iii) aspects of the Go-shop provision and (iv) certain representations and warranties.

On March 12, 2012, Kirkland & Ellis delivered a revised draft of the merger agreement to Comverge and Baker Botts. Later that day, Baker Botts delivered a further revised draft of the merger agreement to Kirkland & Ellis.

On March 12, 2012 and March 13, 2012, HIG met with management at its Norcross headquarters to conduct due diligence. Through the week of March 18, 2012, HIG continued its due diligence of Comverge.

On March 14, 2012, Mr. Jones advised HIG that the Company Board would continue to consider the transaction only upon receiving additional clarity on certain of HIG’s positions deemed material by the Company Board’s Strategy Committee and the Company Board. H.I.G. subsequently advised Mr. Jones again that its proposal of $1.75 per share was firm.

Between March 15, 2012 and March 18, 2012, Kirkland & Ellis and Baker Botts continued to engage in negotiations on the outstanding issues in the merger agreement. On March 15, 2012 and March 16, 2012, Kirkland & Ellis delivered revised drafts of the merger agreement to Comverge and Baker Botts. Baker Botts then delivered a revised draft of the merger agreement to Kirkland & Ellis and HIG on March 17, 2012. Kirkland & Ellis then delivered a further revised draft of the merger agreement to Comverge and Baker Botts on March 18, 2012.

On March 17, 2012, Baker Botts delivered a draft of the disclosure schedules to the merger agreement to Kirkland & Ellis. Between March 17, 2012 and March 26, 2012, Comverge, Baker Botts and Kirkland & Ellis participated in various diligence calls and exchanged multiple drafts of the disclosure schedules.

Between March 18, 2012 and March 24, 2012, Kirkland & Ellis and Baker Botts continued negotiations on the remaining outstanding legal issues. On March 20, 2012, Baker Botts delivered a revised draft of the merger agreement to Kirkland & Ellis. Following continued discussions between Kirkland & Ellis and Baker Botts, on March 24, 2012, Kirkland & Ellis delivered the final version of the merger agreement to Comverge and Baker Botts.

On March 24, 2012, Mr. Jones contacted HIG, requesting its “best and final” offer price, and noting that the stock price was then trading at $1.88 per share, above the $1.75 per share offer price. HIG communicated to Mr. Jones that $1.75 per share was its final offer price. HIG also told Mr. Jones that if the merger agreement and other transaction documents were not finalized and signed by March 26, 2012, Grace Bay would accelerate the PFG Note and declare all amounts outstanding immediately due and payable.

Later on March 24, 2012, Grace Bay sent a notice of acceleration and foreclosure to Comverge. The notice stated that, unless revoked, Grace Bay would take the following actions at 10:00 a.m. New York time on March 26, 2012: (i) declaring any commitments to extend credit terminated, together with the termination of any obligation Grace Bay may have under the agreement governing the PFG Note to make any loan, (ii) declaring immediately due and payable all of the outstanding obligations under the PFG Note (including any accrued but unpaid interest (including interest at the default rate of interest) thereon), whereupon the same shall become immediately due and payable, without presentment, demand, protest or further notice or other requirements of any kind, (iii) foreclosing on the collateral and (iv) exercising any other remedies which may be available under the loan documents or applicable law. Later that day, Comverge informed HIG that the Company Board had approved HIG’s proposed transaction.

On March 25, 2012, Grace Bay notified Comverge that it had revoked the foreclosure notice.

Early on March 26, 2012, HIG and the Company signed the merger agreement, the note purchase agreement and related documents (including agreements to forbear from exercising rights and remedies under the agreements governing the PFG Note and the bridge loan) and HIG funded the $12 million bridge loan. Before the opening of the market on March 26, 2012, Comverge issued a press release announcing the Merger and other transactions.

11. The Merger Agreement; Other Agreements.

The following is a summary of certain provisions of the Merger Agreement and certain other agreements entered into in connection with the Merger Agreement and/or relating to Comverge’s indebtedness. This summary of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7—“Certain Information Concerning Comverge.” Capitalized terms used but not defined herein shall have the respective meanings given to them in the Merger Agreement. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer to purchase all of the outstanding Shares at a price per share equal to the Offer Price. The obligations of Purchaser to accept for payment and pay for any Shares validly tendered pursuant to the Offer are subject only to the conditions described in Section 15—“Certain Conditions of the Offer” (each such condition, an “Offer Condition”). Parent and Purchaser have expressly reserved the right to increase the Offer Price and to waive any Offer Condition or modify the terms of the Offer; except that, without the consent of Comverge, neither Parent nor Purchaser will (i) decrease the Offer Price or change the form of consideration to be paid in the Offer, (ii) amend or waive the Minimum Condition, (iii) except as otherwise provided in the Merger Agreement, make any change in the Offer that would require an extension or delay of the then-current expiration date of the Offer, (iv) decrease the number or percentages of Shares sought to be purchased in the Offer, (v) impose conditions to the Offer in addition to the Offer Conditions, (v) modify or amend the Offer Conditions (other than to waive such Offer Conditions, except for the Minimum Condition) in a manner materially adverse to the holders of Shares in their capacities as holders of Shares or (vi) modify or amend any other term of the Offer in any manner materially adverse to the holders of Shares in their capacities as holders of Shares.

The Merger Agreement provides that the Offer will initially expire at midnight, New York City time on the date that is twenty business days after the date the Offer is commenced, i.e., the end of the day on May 8, 2012.

Extensions of the Offer. The Merger Agreement provides that Purchaser may extend the Offer for successive periods of up to ten business days each if, at any scheduled Expiration Date, any of the Offer Conditions is not satisfied. The Merger Agreement also provides that if Comverge receives an Acquisition Proposal during the Go-Shop Period and causes a Go-Shop Extension (as each is defined in “—Go-Shop”), Purchaser must extend the

Offer the length of the Go-Shop Extension or for such longer period as Purchaser may deem reasonably necessary. Under the terms of the Merger Agreement, the Go-Shop Extension, if exercised, would be until 11:59 PM on May 5, 2012 and Purchaser accordingly has no obligation to extend the Offer as a result of this provision. Purchaser has also agreed that it will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq applicable to the Offer. However, Purchaser is not required to extend the Offer in any event beyond the 60th day following the No-Shop Period Start Date, as defined below (such date, the “End Date”).

On the terms and subject to the conditions of the Offer and the Merger Agreement, Purchaser will accept and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date (as it may be extended and re-extended) pursuant to the Offer as promptly as reasonably practicable after such Expiration Date. Purchaser expressly reserves the right to, in its sole discretion, following acceptance for payment of Shares upon the Offer Closing, extend the Offer for a “subsequent offering period” of not less than three business days nor more than twenty business days in accordance with Rule 14d-11 promulgated under the Exchange Act.

Recommendation. Comverge has represented in the Merger Agreement that the Company Board has unanimously (other than for director abstentions for conflicts of interest) (i) determined that each of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interest of, Comverge and its stockholders, (ii) authorized, adopted, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DGCL, and (iii) resolved to recommend that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the DGCL, adopt the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Additionally, Comverge has represented in the Merger Agreement that the Company Board has adopted resolutions rendering any “moratorium,” “control share acquisition,” “fair price,” “interested stockholder,” “affiliate transaction,” “business combination” or other antitakeover laws, including those contained in the DGCL, and any restrictive provisions in Comverge’s certificate of incorporation or by-laws, inapplicable or satisfied with respect to Parent and Purchaser with respect to the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

The Company Board. The Merger Agreement provides that, effective upon the initial acceptance for payment by Purchaser of all Shares properly tendered pursuant to the Offer (the “Acceptance Time”), Parent is entitled to designate a number of directors which will give Parent representation equal to at least that number of directors on the Company Board equal to the product (rounded up to the next whole number) obtained by multiplying (i) the number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to this sentence) and (ii) a fraction, the numerator of which is the number of Shares held by Parent and Purchaser (giving effect to the Shares accepted for payment or purchased pursuant to the Offer and, if the Top-Up Option (as defined below) is exercised, the Shares purchased upon the exercise of the Top-Up Option), and the denominator of which is the total number of then outstanding Shares (not determined on a fully diluted basis), and Comverge will take all actions requested by Parent necessary to cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and seeking and accepting resignations from incumbent directors. At such time, Comverge will also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Company Board. Upon request by Parent prior to the closing of the Offer, Comverge will obtain irrevocable resignations of each director on the Company Board, each contingent solely upon the consummation of the Offer and Comverge’s acceptance of such resignation.

After the Acceptance Time and until the Effective Time, the Company Board will have at least such number of directors who qualify as independent directors (the “Independent Directors”) for purposes of the continued listing requirements of Nasdaq and federal securities laws, rules and regulations as are required by such rules and regulations, provided that Comverge will, upon Parent’s request, take all action necessary to elect to be treated as a “Controlled Company” for purposes of Listing Rule 5615(c) of the Nasdaq rules and make all necessary filings and disclosure associated with such status. If the number of Independent Directors is reduced below the number of directors required by such rules and regulations, the remaining Independent Directors will be entitled to designate persons to fill such vacancies.

If Parent’s designees constitute a majority of the Company Board after the Acceptance Time and prior to the Effective Time, then the affirmative vote of a majority of the directors of Comverge then in office who were not so designated by Parent (or the affirmative vote of the remaining director of Comverge then in office who was not so designated by Parent if, in fact, only one such continuing director exists) will be required in order to amend or terminate the Merger Agreement by Comverge, extend the time for the performance of, or waive, any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, waive any of Comverge’s rights under the Merger Agreement or make any other determination with respect to any action to be taken or not to be taken by Comverge relating to the Merger Agreement or the transactions contemplated thereby, including the Offer and the Merger or amend or modify Comverge’s certificate of incorporation or bylaws. The approval of such continuing directors is the only approval necessary of the Company Board to institute any action by Comverge to enforce the performance of the Merger Agreement.

Top-Up Option. Comverge has granted to Parent and Purchaser an irrevocable option (the “Top-Up Option”) to purchase from Comverge up to the number of newly-issued, fully paid and nonassessable Shares (the “Top-Up Option Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the sum of (a) the number of Shares outstanding immediately after the issuance of all Shares subject to the Top-Up Option plus (b) all Shares which Comverge may be required to issue on or prior to the Closing (as defined in the Merger Agreement) as a result of the vesting, conversion or exercise of Comverge options and other derivative securities, including warrants, options, convertible or exchangeable securities or other rights to acquire Shares, or (ii) the aggregate number of Shares that Comverge is authorized to issue under Comverge’s certificate of incorporation but that are not issued and outstanding (and are not subscribed for or committed to be issued) at the time of exercise of the Top-Up Option.

The Top-Up Option is exercisable at any time after the acceptance of the Shares in the Offer and prior to the Effective Time; provided, that the obligation of Comverge to deliver the Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions that (i) no provision of any applicable law will prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares in respect of such exercise, (ii) the Minimum Condition has been satisfied, (iii) immediately after the exercise of the Top-Up Option and issuance of the Top-Up Option Shares, the number of Shares owned, directly or indirectly, by Parent or Purchaser constitutes one share more than 90% of the number of Shares that will be issued and outstanding immediately after the exercise of the Top-Up Option (including all Shares that Comverge may be required to issue within ten (10) business days after the issuance of the Top-Up Option Shares upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion or exercise of Comverge options), and (iv) Purchaser has accepted for payment and deposited or caused to be deposited with the paying agent cash sufficient to pay the Offer Price for all accepted Shares.

The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of Comverge’s stockholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. The aggregate purchase price for the Top-Up Option Shares may be paid by Parent or Purchaser, at its election, either entirely in cash or by paying in cash an amount equal to not less than the aggregate par value of such Shares and by executing and delivering to Comverge a promissory note having a principal amount equal to such purchase price. The exercise of the Top-Up Option will not be given effect in determining the value of Shares under the appraisal rights provisions of the DGCL.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	Purchaser will be merged with and into Comverge and, as a result of the Merger, the separate corporate existence of Purchaser will cease; and

•	Comverge will be the Surviving Corporation in the Merger, will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent.

Short-Form Merger. Upon the terms and subject to the conditions of the Merger Agreement, in the event that, following consummation of the Offer, any subsequent offering period or the exercise of the Top-Up Option, Purchaser holds at least 90% of the outstanding Shares, each of Parent, Purchaser and Comverge will, subject to the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as a short-form merger under Section 253 of the DGCL, as promptly as reasonably practicable after consummation of the Offer, without action of the stockholders of Comverge.

Certificate of Incorporation; By-laws; Directors and Officers of the Surviving Corporation. At the Effective Time, the Surviving Corporation’s certificate of incorporation will be amended and restated in its entirety to read identically to the certificate of incorporation of the Purchaser (other than with respect to the name of Purchaser) as in effect immediately prior to the Effective Time, and the by-laws of Purchaser immediately prior to the Effective Time will be the by-laws of the Surviving Corporation. The directors of Purchaser will become the directors of the Surviving Corporation at and after the Effective Time and the officers of Comverge will remain the officers of the Surviving Corporation.

The obligations of Parent and Purchaser, on the one hand, and Comverge, on the other hand, to complete the Merger are subject to the satisfaction of the following conditions:

•

the Merger Agreement having been adopted, if required, by the requisite vote of the stockholders of Comverge or if the vote of the stockholders of Comverge shall have been effected pursuant to a written consent, twenty calendar days shall have elapsed since the mailing of the information statement to the stockholders of Comverge with respect thereto;

•	Purchaser having accepted for payment and purchased all Shares validly tendered and not properly withdrawn pursuant to the Offer;

•

all required antitrust approvals required to consummate the Merger shall have been obtained, waived or made, as applicable, or the waiting periods pursuant to any of the foregoing shall have expired or been terminated; and

•

there being no order (whether temporary, preliminary or permanent in nature) issued by any court of competent jurisdiction or other restraint or prohibition of any governmental entity and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that, in any case, will prohibit or make illegal the consummation of the Merger.

Merger Consideration. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than Shares held by Parent, Purchaser, any other subsidiary of Parent, any subsidiary of Comverge or in the treasury of Comverge immediately prior to the Effective Time and any dissenting shares, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). All then-outstanding Shares will be cancelled and cease to exist, subject to the right of the record holder of any dissenting shares to receive payment for such shares pursuant to Section 262 of the DGCL. See “—Appraisal Rights.”

Payment for Shares. Parent will designate a bank or trust company that is reasonably satisfactory to Comverge (the “Paying Agent”) to make payment of the Merger Consideration. Prior to the Effective Time or as

reasonably necessary thereafter, Parent will deposit or cause to be deposited, in trust for the benefit of holders of Shares outstanding immediately prior to the Effective Time, funds in an amount sufficient to pay the aggregate amount of Merger Consideration payable in connection with the consummation of the Merger.

As soon as reasonably practicable after the Effective Time and in no event later than ten business days following the Effective Time, Parent will cause the Paying Agent to send to each holder of record of Shares which were converted in the Merger into the right to receive the Merger Consideration a letter of transmittal and instructions advising the stockholders how to surrender stock certificates in exchange for the Merger Consideration. The Paying Agent will pay the Merger Consideration to the stockholders upon receipt of (i) surrendered certificates representing the Shares (or, if such shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such shares on a book-entry account statement) and (ii) a signed letter of transmittal and such other documents as may be reasonably required pursuant to the transmittal instructions. Interest will not be paid or accrue to holders of Shares in respect of the Merger Consideration. Any of Parent, Purchaser, Comverge or the Surviving Corporation may reduce the amount of Merger Consideration paid to any stockholder in respect of such stockholder’s Shares by any applicable withholding taxes.

If any cash deposited with the Paying Agent is not claimed within six months following the Effective Time, such cash will be returned to the Surviving Corporation upon demand, subject to any applicable unclaimed property laws. Any unclaimed amounts remaining immediately prior to when such amounts would escheat to or become property of any governmental authority will be returned to the Surviving Corporation free and clear of any prior claims or interest thereto.

The transmittal instructions will include instructions for procedures to follow if the stockholder has lost the certificate or if it has been stolen or destroyed. The stockholder will have to provide an affidavit to that fact and, if required by Parent, post a bond in a reasonable and customary amount as directed by Parent as indemnity against any claim that may be made against it in respect of the certificate.

Treatment of Stock Options. At the Effective Time, each outstanding option, whether vested or unvested, will become fully vested, cancelled and will be converted into the right to receive, payable by the Surviving Corporation, a payment in cash equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per Share subject to such option, multiplied by (ii) the number of Shares covered by such option, provided that if the exercise price per Share of any such option to purchase Shares is equal to or greater than the Offer Price, such option will be cancelled without any cash payment. Such payments will be made to the holders of such options as soon as reasonably practicable after the Acceptance Time, but in no event later than ten business days thereafter.

Representations and Warranties. The Merger Agreement contains representations and warranties made by Comverge to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Comverge. The representations, warranties and covenants set forth in the Merger Agreement (i) were made solely for purposes of the Merger Agreement and solely for the benefit of the contracting parties, (ii) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement, (iii) will not survive consummation of the Merger, (iv) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by stockholders or other persons, (v) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, and (vi) may have been included in the Merger Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts. Stockholders are not third party beneficiaries under the Merger Agreement.

In the Merger Agreement, Comverge has made representations and warranties to Parent and Purchaser customary for a transaction of this type and size with respect to, among other things:

•	corporate matters related to Comverge and its subsidiaries, such as organization, qualification, power and authority;

•	its capitalization;

•	its subsidiaries and investments in other entities (including joint ventures);

•	required consents and approvals, and no violation of agreements, governance documents or laws;

•	compliance with laws and permits;

•	public SEC filings, financial statements, internal controls and compliance with the United States Sarbanes-Oxley Act of 2002, as amended;

•	the absence of certain changes or events since December 31, 2011;

•	the documents relating to the Offer, Schedule 14D-9 and certain other documents that may be filed by Comverge in connection with the Merger Agreement;

•	inventory, accounts payable and accounts receivable;

•	employee benefit matters;

•	labor and employment matters;

•	material contracts and indebtedness;

•	company assets;

•	regulatory matters (including compliance with customs and international trade laws and the absence of unlawful contributions, gifts or bribes);

•	the absence of litigation;

•	intellectual property;

•	tax matters;

•	real and personal property;

•	environmental matters;

•	product warranty and product liability matters;

•	insurance matters;

•	relationships with key customers and suppliers;

•	affiliate transactions;

•	finders’ and brokers’ fees and expenses;

•	the opinion of Comverge’s financial advisor with respect to the fairness of the Offer Price;

•	the inapplicability of state takeover statutes or regulations to the Offer or the Merger;

•	approval of employee compensation arrangements for the purpose of satisfying certain requirements under the tender offer rules; and

•	the vote required for the approval of the Merger Agreement and the transactions contemplated thereby, if required.

Some of the representations and warranties in the Merger Agreement made by Comverge are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, circumstance or occurrence that, individually or taken together with other changes, events, circumstances or occurrences, (x) has had, or would reasonably be expected to have, a material adverse effect on the business, condition (financial or otherwise), results of operations, assets or liabilities of Comverge and its subsidiaries, taken as a whole, regardless of the duration thereof, or (y) would prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement (including the Offer or the Merger) or otherwise prevent or materially delay Comverge from performing its obligations under the Merger Agreement on a timely basis or Parent from realizing the full benefit of the ownership of Comverge following the Effective Time; provided that, for purposes of clause (x), any change, event, circumstance or occurrence to the extent resulting from any of the following after the execution of the Merger Agreement will not constitute a “Company Material Adverse Effect”: (i) changes generally affecting the U.S. or global economy or financial or securities markets; (ii) changes generally affecting the demand response industry; (iii) changes in GAAP or any interpretation thereof after the execution of the Merger Agreement; (iv) changes in political or social conditions or general business, tax or regulatory conditions in any country, geographic region or market in which Comverge and its subsidiaries conduct their business, including the engagement by any country in hostilities; (v) changes resulting from the execution, announcement, pendency or performance of the Merger Agreement or the consummation of the transactions contemplated thereby including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees, governmental entities to the extent reasonably demonstrated by Comverge to result from the Parent’s participation (versus any other third party buyer) in the transactions contemplated by the Merger Agreement, (vi) any adverse effect arising out of or resulting from any legal claims by Comverge’s stockholders arising out of the Merger Agreement or any of the transactions contemplated thereby, in each case, after the execution of the Merger Agreement; (vii) any failure by Comverge to meet analyst estimates or expectations of its earnings, revenue or other financial performance metrics for any period; (viii) any action taken pursuant to the Merger Agreement or at the explicit request of any of Parent or any affiliate of Parent or any failure to take action due to the restrictions set forth in the Merger Agreement with respect to which Parent has refused to give consent or grant a waiver or any change resulting from any such action or failure to take action; (ix) Comverge’s failure to meet any internal or publicly-announced projections, budgets or forecasts for any period; (x) any decline in the trading price of Shares on Nasdaq; or (xi) events, circumstances or occurrences disclosed in Comverge’s disclosure schedule to the Merger Agreement; provided, however, that the occurrence of any Insolvency Event (as defined in the Merger Agreement) with respect to Comverge or any of its subsidiaries will in any event constitute a Company Material Adverse Effect; and provided, further, that the underlying causes of such failure in clauses (vii) and (viii) may be considered in determining whether there is a Company Material Adverse Effect unless any such underlying cause is otherwise specifically excluded (including by any other subsection of this definition).

In the Merger Agreement, Parent and Purchaser have made representations and warranties to Comverge customary for a transaction of this type and size, with respect to, among other things:

•	corporate matters, such as organization, qualification, power and authority;

•	required consents and approvals, and no violation of agreements, governance documents or laws;

•	the absence of litigation;

•	the ownership of Purchaser by Parent;

•	the sufficiency of funds to complete the Offer and the Merger;

•

this Offer to Purchase and certain other documents required to be filed or distributed by Parent or Purchaser and the information furnished by Parent and Purchaser expressly for use in Comverge’s other documents;

•	finders’ and brokers’ fees;

•	the absence of ownership by Parent or Purchaser of shares of Comverge (other than the Convertible Senior Debt (as defined in “—Other Agreements”); and

•	the absence of certain arrangements.

Conduct of Business of Comverge. The Merger Agreement provides that, except (i) as may be otherwise required by applicable law, (ii) with the prior written consent of Parent (in its sole discretion), (iii) as expressly permitted or contemplated by the Merger Agreement or (iv) as previously disclosed to Parent in connection with the Merger Agreement, after the date of the Merger Agreement and prior to the earlier of (a) the termination of the Merger Agreement in accordance with its terms, or (b) the Effective Time:

•	Comverge will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice; and

•

use reasonable best efforts to keep available the services of Comverge’s officers, employees and contractors and to preserve the business relationships of Comverge and each of its subsidiaries with each of the customers, suppliers and other persons with whom Comverge or any of its subsidiaries has business relations.

In addition, during that same period, except (i) as may be otherwise required by applicable law, (ii) with the prior written consent of Parent (in its sole discretion), (iii) as expressly permitted or contemplated by the Merger Agreement or (iv) as previously disclosed to Parent in connection with the Merger Agreement, Comverge will not, and will not permit its subsidiaries to, directly or indirectly, take certain actions with respect to the following, subject to specified thresholds and exceptions:

•	unless in the ordinary course of business, materially amend or change the organizational documents of Comverge or any of its subsidiaries;

•

issue any additional shares of capital stock, any securities convertible into, or any rights, warrants or options to acquire, any such shares of capital stock or authorize any stock split or other reclassification of its capital stock;

•	declare or pay any dividends, distributions or redemptions of stock;

•	purchase or sell any assets or make any loan, investment, capital contribution in or advance to any other person or entity;

•	authorize or make any commitment with respect to any capital expenditures;

•	redeem, repurchase, prepay or otherwise incur or amend or modify the terms of any indebtedness for borrowed money;

•	grant any liens on any of its assets;

•

increase salaries or bonuses, announce new incentive awards, adopt compensation or benefit plans, accelerate vesting of any right to compensation or benefits or communicate with employees of Comverge regarding compensation or treatment they will receive in connection with the consummation of the Offer and the Merger;

•	compromise, settle or agree to settle any pending or threatened suit or claim;

•	change any financial or accounting principles;

•	enter into any new line of business or discontinue any current line of business;

•	enter into, terminate, accelerate, materially amend or modify any material contracts;

•	sell, transfer, lease, license, assign or otherwise dispose of any intellectual property of Comverge;

•

permit any tax election changes, changes to annual tax accounting periods, changes to tax accounting methods, settlements of, or extensions or waivers of the applicable statute of limitations for any tax claim;

•	fail to maintain any insurance policies;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation or other plan of business reorganization;

•	adopt a stockholder rights plan or similar arrangement;

•	implement any employee layoffs that could implicate the WARN Act;

•	conduct operations in the PJM capacity market other than in the ordinary course; or

•	knowingly commit, authorize or agree to take any of the foregoing actions or enter into any binding letter of intent or similar agreement or arrangement with respect to any of the foregoing.

Go-Shop. From the date of the Merger Agreement until 11:59 PM, New York City time on April 25, 2012 (the “Go-Shop Period”), which may be extended for up to ten (10) calendar days in order to continue discussions with any Excluded Parties (the “Go-Shop Extension”), Comverge and its subsidiaries and their respective directors, officers, employees, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives will have the right to (acting under the direction of the Strategy Committee of the Company Board):

•

initiate, solicit and encourage any inquiry reasonably related to, or that could reasonably be expected to lead to or the making of any proposals or offers that could constitute Acquisition Proposals (as defined below), including by way of providing access to non-public information to any Person pursuant to a confidentiality and standstill agreement lasting at least a year with terms no less favorable to Comverge in any material substantive respect than those in Comverge’s confidentiality agreement with H.I.G. Middle Market LLC (an “Acceptable Confidentiality Agreement”) (it being understood that such confidentiality agreements need not prohibit the making or amendment of an Acquisition Proposal); provided that Comverge will promptly make available to Parent and Purchaser any material non-public information concerning Comverge or its subsidiaries that Comverge provides to any person given such access that was not previously made available to Parent or Purchaser;

•

engage or enter into, continue or otherwise participate in any discussions or negotiations with any persons or groups of persons with respect to any Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals; and

•

authorize, adopt, approve, recommend, or otherwise declare advisable or propose to authorize, adopt, approve, recommend or declare advisable (publicly or otherwise) any such Acquisition Proposal if Comverge complies with the requirements to do so set forth under the Merger Agreement. See “—The Company Board’s Recommendation.”

No solicitation. Starting at (i) 12:00 AM, New York City time on April 26, 2012 if Comverge does not exercise the Go-Shop Extension, and (ii) 12:00 AM, New York City time on May 6, 2012 if Comverge exercises the Go-Shop Extension (as applicable, the “No-Shop Period Start Date”), Comverge and its subsidiaries and their respective officers and directors will, and Comverge will cause its and its subsidiaries’ representatives to, immediately cease any discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal and not (A) initiate, solicit, propose or encourage or facilitate (including by providing information or granting any waiver, amendment or release under any standstill or confidentiality agreement or takeover provisions or otherwise) any inquiries or the making of any proposal or offer that constitutes an Acquisition Proposal, (B) engage in, enter into, continue or otherwise participate in any discussions or negotiations regarding or that would reasonably be expected to lead to, or provide any non-public information or data concerning Comverge or its subsidiaries to any person or group of persons relating to, any Acquisition Proposal, (C) otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make an Acquisition Proposal, (D) approve, endorse or recommend, or propose to approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Acquisition Proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, or (E) resolve to propose, agree or publically announce an intention to do any of the foregoing.

Notwithstanding the restrictions described above, at any time following the No-Shop Period Start Date and prior to, but not after, the time Purchaser accepts Shares tendered pursuant to the Offer, the Company Board may, in response to unsolicited bona fide, written Acquisition Proposal which did not result from or arise in connection with a breach (or the making thereof causes a breach) of the no solicitation provisions of the Merger Agreement (i) furnish nonpublic information to any third party making such an Acquisition Proposal (provided, however, that (1) prior to so furnishing such information, Comverge receives from the third party an executed Acceptable Confidentiality Agreement and (2) any such information that has not been provided to Parent or Merger Sub will be provided to Parent or Merger Sub as promptly as reasonably practicable after it is provided to such third party), and (ii) engage in discussions or negotiations with such third party with respect to such Acquisition Proposal only if and after: (x) the Company Board determines in good faith, after consultation with its financial and legal advisors, that the unsolicited bona fide, written Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, and (y) the Company Board determines in good faith, after consultation with legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law.

For purposes of this Offer to Purchase and the Merger Agreement:

•

“Acquisition Proposal” means (i) any inquiry, proposal or offer with respect to a merger, consolidation, business combination or similar transaction involving Comverge or any of its subsidiaries which would result in any person or group of persons becoming the beneficial owner, directly or indirectly, of more than 15% of the consolidated total assets (including, equity securities of its subsidiaries) of Comverge or (ii) any acquisition by any person or group of persons resulting in, or inquiry, proposal or offer to acquire by tender offer, share exchange or in any manner which if consummated would result in, any person or group of persons becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, more than 15% of the total voting power or of any class of equity securities of Comverge, or more than 15% of the consolidated total assets (including, equity securities of its subsidiaries) of Comverge, in each case other than the transactions contemplated by the Merger Agreement.

•	“Excluded Parties” means any person with whom Comverge has been engaged during the Go-Shop Period regarding a transaction that the Board reasonably believes could lead to a Superior Proposal.

•

“Superior Proposal” means any bona fide written Acquisition Proposal which is not solicited or received in violation of the provisions of the Merger Agreement relating to the Go-Shop Period with the percentages set forth in the definition of such term changed from 15% to 100% with respect to total assets and from 15% to 75% with respect to total voting power) that the Strategy Committee of the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors (w) provides Comverge’s stockholders with consideration having a value per Share that exceeds the Offer Price, (x) would result in a transaction, if consummated, that would be more favorable to the holders of Shares (taking into account all facts and circumstances, including all legal, financial, regulatory and other aspects of the proposal than the transactions contemplated hereby, (y) is reasonably likely to be consummated in a timely manner (taking into account all legal, financial, regulatory and other relevant considerations), and (z) is not subject to a financing condition or contingency (in each case taking into account any revisions to the Merger Agreement made or proposed in writing by Parent prior to the time of determination).

Comverge has agreed that it will promptly (and, in any event, within one (1) business day) notify Parent if any bona fide Acquisition Proposal, offers, proposals or other inquiries or expressions of interest reasonably related to, or that would could reasonably be expected to lead to, an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Comverge or any of its subsidiaries or their representatives on or following the date hereof, including any renewal or revision to such a previously made Acquisition Proposal. Such notice will indicate the material terms and conditions of such Acquisition Proposal (including, if applicable, copies of any written materials provided, including proposed agreements). Comverge thereafter will keep Parent reasonably informed, on a prompt basis and at least once each calendar day, of the status and terms of any such Acquisition Proposal (including any amendments thereto) and the status of any such discussions or negotiations, including any change in Comverge’s intentions as previously notified.

The Company Board’s Recommendation. Subject to the provisions described below, the Company Board agreed to recommend that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required, approve the Merger Agreement and the Merger. This is referred to as the “Recommendation.” The Company Board also agreed to include the Recommendation in the Schedule 14D-9 and to permit Parent to include the Recommendation in this Offer to Purchase and the other documents related to the Offer. The Merger Agreement provides that the Company Board will not effect a “Company Adverse Recommendation Change” (as defined below) except as described below.

Except as set forth below, the Company Board has agreed not to (i) withhold, withdraw (or not continue to make), qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify), in any manner adverse to Parent or Purchaser, the Recommendation with respect to the Offer or the Merger, or cause or permit the recommendation of the Strategy Committee of the Board to be less than unanimous, (ii) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) an Acquisition Proposal, (iii) (a) fail to publicly recommend against any Acquisition Proposal which has become publicly known or (b) fail to publicly reaffirm the Recommendation, in each of cases (a) and (b), within two business days after Parent so requests in writing, (iv) fail to recommend, in Comverge’s Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act within ten business days after the commencement of such Acquisition Proposal, (v) fail to include the Recommendation in Comverge’s Schedule 14D-9 and the proxy statement, (vi) enter into any letter of intent, memorandum of understanding or similar document or contract relating to any Acquisition Proposal, other than an acceptable confidentiality agreement in the form attached as Exhibit A to the Merger Agreement or (vii) take any other action or make any other public statement that is inconsistent with the Recommendation (any action described in clauses (i) through (vii), a “Company Adverse Recommendation Change”).

Notwithstanding the foregoing, at any time prior to the Acceptance Time, if Comverge has received a bona fide written Acquisition Proposal that is not withdrawn and that the Company Board concludes in good faith constitutes a Superior Proposal the Company Board may make a Company Adverse Recommendation Change and cause Comverge to terminate the Merger Agreement and enter into an acquisition agreement, merger agreement or similar definitive agreement with respect to a Superior Proposal if and only if:

•	the Company Board determines in good faith, after consultation with outside legal counsel, that failure to do so would violate its fiduciary obligations under applicable laws;

•	Comverge shall have complied with its obligations under the non-solicitation covenant;

•

at least three business days prior to taking any such action (the “Notice Period”), Comverge delivers written notice (a “Determination Notice”) to Parent advising Parent that the Company Board has received a bona fide written Acquisition Proposal that is not withdrawn and that the Company Board has concluded in good faith constitutes a Superior Proposal and that the Company Board intends to make a Company Adverse Recommendation Change and/or terminate the Merger Agreement), which notice must specify the basis for such Company Adverse Recommendation Change or termination, including the identity of the party making the Superior Proposal and the material terms thereof;

•

prior to effecting such Company Adverse Recommendation Change or termination, during the Notice Period, Comverge will, and will cause its financial and legal advisors to, (1) negotiate with Parent and its representatives in good faith (to the extent Parent so desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal and (2) permit Parent and its representatives to make a presentation to the Company Board regarding the Merger Agreement and any adjustments with respect thereto (to the extent Parent desires to make such presentation);

•

Comverge will have validly terminated the Merger Agreement (including the payment of the applicable Termination Fee) (as defined below); provided, however, that Comverge may not enter into an acquisition agreement, merger agreement or similar definitive agreement relating to any Acquisition Proposal or terminate the Merger Agreement after the No-Shop Period Start Date unless and until Merger Sub has not accepted for payment the shares tendered pursuant to the Offer by 9:00 a.m. (Eastern time) on the first (1st) business day following the next scheduled expiration of the Offer occurring following the date the Company Adverse Recommendation Change was made following the expiration of the applicable Notice Period; and

•

Comverge will, if validly requested by Parent in accordance with the terms of the Note Purchase Agreement (as defined in Section 11—“The Merger Agreement; Other Agreements—Other Agreements”), have repaid the outstanding principal balance of the notes issued pursuant to the Note Purchase Agreement and the interest and other amounts that have accrued pursuant thereto within three (3) business days of any termination of the Merger Agreement.

In the event of any material revisions to any Acquisition Proposal that the Company Board has determined to be a Superior Proposal, Comverge will be required to deliver a new Determination Notice to Parent and to comply with the requirements of the non-solicitation covenant with respect to such new Determination Notice and the revised Superior Proposal contemplated thereby and in that event the Notice Period will extend until the later of (i) the expiration of the then pending Notice Period or (ii) the date that is three business days from the date of the Determination Notice following such material revisions to the Acquisition Proposal.

None of Comverge, any of its subsidiaries, the Company Board or any committee thereof shall enter into any agreement with any person to limit or not to give notice to Parent of its intention to effect a Company Adverse Recommendation Change or to terminate the Merger Agreement in light of a Superior Proposal.

Efforts to Close the Transaction. In the Merger Agreement, each of Comverge and Parent agreed to use their respective reasonable best efforts to take all actions reasonably necessary, proper or advisable under the Merger Agreement and applicable law to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, approvals, registrations, authorizations, waivers, permits and orders necessary or advisable to be obtained from any third party and/or any governmental entity (including pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and any other required foreign antitrust approvals) in order to consummate the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

Transaction Litigation. Comverge and Parent will give each other the opportunity to participate in the defense, settlement and/or prosecution of any litigation brought against either party in respect of the transactions contemplated by the Merger Agreement. Neither Comverge nor any of its subsidiaries or representatives may compromise or settle any such litigation without Parent’s prior written consent. Also, after Purchaser’s acceptance for payment of the Shares in the Offer, Comverge will cooperate with Parent with respect to, and, if requested by Parent, use its reasonable best efforts to settle, any unresolved litigation in accordance with Parent’s direction.

Takeover Provisions. If any “moratorium,” “control share acquisition,” “fair price,” “interested stockholder,” “affiliate transaction,” “business combination” or other antitakeover laws, including those contained in the DGCL, and any restrictive provisions in Comverge’s certificate of incorporation or by-laws becomes applicable to the Merger Agreement or the transactions contemplated thereby, each of Comverge and Parent and their respective boards of directors will take all reasonable action necessary to ensure that the transactions provided for in the Merger Agreement (including the Offer and the Merger) may be consummated as promptly as practicable and otherwise to minimize the effect of such statutes or provisions on Parent and Purchaser, the Merger Agreement and the transactions contemplated thereby.

Indemnification and Insurance. Parent and Purchaser have agreed that all rights of indemnification existing in favor of the current or former directors and officers of Comverge and its subsidiaries (the “Indemnified Parties”) as provided in Comverge’s certificate of incorporation and by-laws or under any indemnification agreement between the Indemnified Party and Comverge, in each case as in effect on the date of the Merger Agreement relating to matters arising prior to the date on which Parent appoints directors to the Company Board as provided in the Merger Agreement (the “Board Appointment Date”), will survive the Merger and continue in full force and effect to the extent permitted by applicable law in accordance with their respective terms. For a period of six years after the Board Appointment Date, Parent has agreed to cause the certificate of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification and limitation of liabilities of such Indemnified Parties and advancement of expenses than are set forth as of the date of the Merger Agreement in Comverge’s certificate of incorporation and by-laws to the extent permitted by applicable law.

Further, from and after the Effective Time, Parent has agreed not to cause Comverge or the Surviving Corporation, as applicable, to settle, compromise or consent to the entry of any judgment in any legal proceeding or threatened action, suit, proceeding, investigation or claim by or before any governmental entity, with respect to any matter arising out of, relating to, or in connection with any acts or omissions occurring or alleged to have occurred prior to the Board Appointment Date (with respect to which indemnification could be sought by such Indemnified Party under applicable law, Comverge’s certificate of incorporation or by-laws, or such Indemnified Party’s indemnification agreement), brought against any Indemnified Party, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such action, suit, proceeding, investigation or claim or such Indemnified Party otherwise consents in writing and Parent, Comverge and the Surviving Corporation have agreed to, and to cause their respective subsidiaries to, cooperate in the defense of any such matter.

Parent has agreed that from the date on which Purchaser accepts Shares for payment in the Offer through the sixth anniversary of the Board Appointment Date, Parent will or will cause the Surviving Corporation to maintain in effect Comverge’s current directors’ and officers’ liability insurance covering each officer and director currently covered by Comverge’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Board Appointment Date with respect to any matter claimed against such person by reason of him or her serving in such capacity on terms with respect to such coverage and amounts no less favorable in the aggregate than those of such policy in effect on the date of the Merger Agreement; provided that in no event will the aggregate costs of such insurance policies exceed in any one year during such six-year period 200% of the aggregate annual premiums paid by Comverge as of the date of the Merger Agreement for such purpose. Parent or the Surviving Corporation may substitute therefor policies of any reputable insurance company or cause Comverge to obtain a prepaid (or “tail”) directors’ and officers’ liability insurance policy, in each case, the material terms of which including coverage and amount, are no less favorable to such directors and officers than the insurance coverage otherwise required as described above.

Other Covenants. The Merger Agreement contains other covenants, including, covenants relating to calling the stockholders’ meeting to approve the Merger, confidentiality, public announcement, notice of certain events and access.

Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the Acceptance Time:

•	by mutual written consent of Parent and Comverge;

•	by either Parent or Comverge if:

•

the Acceptance Time shall not have occurred prior to the End Date; provided, that this right to terminate is not available to a party if such party’s breach of any of its obligations under the Merger Agreement resulted in the failure of the Acceptance Time to occur prior to the End Date (taking into account the automatic extension thereof discussed above); provided, further that this right to terminate shall not be available to Comverge if, at the time Comverge intends to terminate pursuant to this provision, either party is entitled to terminate because any of the Offer Conditions shall not have been satisfied (other than the Minimum Condition); or

•

the Offer has expired or been terminated in accordance with the terms of the Merger Agreement without Purchaser having accepted for payment any Shares pursuant to the Offer and at the time of such expiration or termination (i) any of the Offer Conditions shall not have been satisfied or (ii) each of the Offer Conditions (other than the Minimum Condition) shall have been satisfied; provided that this right to terminate is not available to a party if such party’s breach of any of its obligations under the Merger Agreement resulted in (a) the non-occurrence of any of Offer Conditions or (b) the expiration or termination of the Offer without Purchaser having accepted for payment any Shares pursuant to the Offer.

•	by Comverge if:

•

prior to the No-Shop Period Start Date (i) the Company Board (upon the recommendation of its Strategy Committee) has authorized Comverge to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; (ii) Comverge has complied in all respects with the non-solicitation covenant in the Merger Agreement; and (iii) immediately after the termination of the Merger Agreement, Comverge will enter into an Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause; provided, that in the case of each of clauses (i) through (iii), this right to terminate shall not be available to Comverge if Comverge has not previously paid to Parent a fee in the amount of $1,206,444 (the “Company Go-Shop Termination Fee”); provided, further, that Comverge may not enter into an Alternative Acquisition Agreement or terminate the Merger Agreement pursuant to this clause unless and until (i) the date the Company Adverse Recommendation Change has been made following the expiration of the applicable Notice Period, and (ii) Comverge has agreed, if validly requested by Parent in accordance with the terms of the Note Purchase Agreement, to repay the Convertible Subordinated Debt (as defined in “—Other Agreements”) within three (3) business days of such termination.

•

Parent or Purchaser will have (i) breached in any material respect any of the covenants or agreements made by them under the Merger Agreement, or (ii) any representations or warranties made by them under the Merger Agreement shall have been inaccurate when made or shall have become inaccurate, and, which breach or inaccuracy would prevent or materially delay the consummation of the Offer or the Merger, and, in the case of either clause (i) or (ii), such breach is incapable of being cured by the End Date or is not cured by Parent or Purchaser (as applicable) within ten calendar days (the “Cure Period”) after Parent or Purchaser (as applicable) receives written notice of such breach from Comverge; provided, that this right to terminate shall not be available to Comverge if at the time of such termination, there exists a material breach of a representation, warranty or covenant of Comverge contained in the Merger Agreement; provided, further, that the Cure Period shall not be available for Parent or Purchaser’s failure to pay for all Shares validly tendered and not withdrawn pursuant to the Offer; or

•

On or after the No-Shop Period Start Date (i) the Company Board (upon the recommendation of its Strategy Committee) has authorized Comverge to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; (ii) Comverge has complied in all respects with the non-solicitation covenant in the Merger Agreement; and (iii) immediately after the termination of the Merger Agreement, Comverge will enter into an Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause; provided, that in the case of each of clauses (i) through (iii), this right to terminate shall not be available to Comverge if Comverge has not previously paid to Parent a fee in the amount of $1,930,310 (the “Company Termination Fee”); provided, further, that Comverge may not enter into an Alternative Acquisition Agreement or terminate the Merger Agreement pursuant to this clause unless and until

(i) Purchaser has not accepted for payment the shares tendered pursuant to the Offer by 9:00 a.m. (Eastern time) on the first (1st) business day following the next scheduled expiration of the Offer occurring following the date the Company Adverse Recommendation Change was made following the expiration of the applicable Notice Period, and (ii) Comverge has agreed, if validly requested by Parent in accordance with the terms of the Note Purchase Agreement, to repay the Convertible Subordinated Debt within three (3) business days of such termination;

•	by Parent if:

•

(i) Comverge will have breached any of its covenants under the Merger Agreement (other than the non-solicitation covenant in the Merger Agreement) resulting in the failure to satisfy the Offer Condition relating to Comverge’s compliance with its obligations under the Merger Agreement, or (ii) Comverge will have breached any of its representations or warranties contained in the Merger Agreement resulting in the failure to satisfy the Offer Condition relating to the accuracy of Comverge’s representations and warranties under the Merger Agreement, and, in the case of either clause (i) or (ii), such breach is incapable of being cured by the End Date or is not cured by Comverge within ten calendar days after Comverge receives written notice of such breach from Parent or Purchaser; provided, that this right to terminate shall not be available to Parent if at the time of such termination, there exists a material breach of a representation, warranty or covenant of Parent or Purchaser contained in the Merger Agreement;

•

(i) the Company Board will have delivered a Determination Notice, (ii) Comverge, the Company Board or any committee thereof will have made a Company Adverse Recommendation Change (whether or not permitted by the terms of the Merger Agreement), or (iii) Comverge will have breached or be deemed to have breached in any material respect its non-solicitation covenant in the Merger Agreement (each such event, a “Triggering Event”); or

•

prior to the No-Shop Period Start Date, Parent will have paid $3,500,000 (the “Parent Termination Fee”) to Comverge, at Parent’s option, (i) in cash, by wire transfer of same day funds to one or more accounts designated by Comverge, (ii) through forgiveness of an equal amount of the Convertible Subordinated Debt or (iii) through forgiveness of the Convertible Senior Debt (as defined in “—Other Agreements”).

In addition to the foregoing termination rights, at any time prior to the Effective Time, either Parent or Comverge may terminate the Merger Agreement if (i) any governmental order is entered permanently enjoining Comverge, Parent or Purchaser from consummating the Offer and/or the Merger and such order has become final and nonappealable, or (ii) if there is any law that makes consummation of the Offer or the Merger illegal or otherwise prohibited (unless the consummation of the Offer or the Merger in violation of such law would not have a Company Material Adverse Effect); provided, however, that this right to terminate shall not be available to any party whose breach of any provision of the Merger Agreement results in the imposition of any such injunction or similar legal restraint or the failure of such injunction or similar legal restraint to be resisted, resolved or lifted, as applicable.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become null and void and, subject to certain exceptions described below and in the Merger Agreement, there will be no liability or obligation on the part of Parent, Purchaser or Comverge. No party shall be relieved of any liability for its breach of any of its covenants, agreements, representation or warranties set forth in the Merger Agreement. Notwithstanding the foregoing, in no event will any party be liable for punitive damages.

Comverge has agreed to pay Parent the Company Go-Shop Termination Fee if the Merger Agreement is terminated by Comverge prior to the No-Shop Period Start Date in order to immediately enter into a definitive agreement with respect to a Superior Proposal which was validly obtained. Parent has agreed that, if Comverge subsequently consummates any transaction contemplated by a Superior Proposal and, concurrently with or prior to such transaction, Parent either (x) converts a majority of the outstanding principal balance of the Convertible Subordinated Debt (as defined in Section 11—“The Merger Agreement; Other Agreements—Other Agreements”) into Series A 15% Participating Convertible Preferred Stock or Shares or (y) is paid the Additional Prepayment Amount (as such term is defined in the NPA Forbearance Agreement, discussed below), then Parent will simultaneously reimburse Comverge for (i) any Company Go-Shop Termination Fee paid to Parent and (ii) any Parent Expenses (defined below) paid to Parent.

Comverge has agreed to pay Parent the Company Termination Fee if:

•

the Merger Agreement is terminated by Comverge on or following the No-Shop Period Start Date in order to immediately enter into a definitive agreement with respect to a Superior Proposal which was validly obtained; or

•	the Merger Agreement is terminated by Parent because of the occurrence of a Triggering Event.

Parent has agreed that, if Comverge subsequently consummates any transaction contemplated by a Superior Proposal and, concurrently with or prior to such transaction, Parent either (x) converts a majority of the outstanding principal balance of the Convertible Subordinated Debt into Series A 15% Participating Convertible Preferred Stock or Shares or (y) is paid the Additional Prepayment Amount, then Parent will simultaneously reimburse Comverge for (i) any Company Termination Fee paid to Parent and (ii) any Parent Expenses paid to Parent.

Comverge has also agreed to pay Parent the Company Termination Fee if (i) the Merger Agreement is terminated (a) by either Parent or Comverge due to the Offer not having been consummated by the End Date or due to the Offer having expired or been terminated without Purchaser having accepted for payment any Shares pursuant to the Offer and at the time of such expiration or termination the only condition that has not been satisfied is the Minimum Condition or (b) by Parent due to Comverge’s breach of its representations and warranties or covenants and agreements such that certain Offer Conditions would not have been satisfied, (ii) at or prior to the time of such termination an Acquisition Proposal or Inquiry shall have been announced, commenced or publicly disclosed or submitted or made known to the Company Board, and (iii) at any time after the execution of the Merger Agreement and prior to the expiration of 12 months after the termination of the Merger Agreement, Comverge consummates any transaction contemplated by an Acquisition Proposal (solely for this use, all references in the definition of Acquisition Proposal to “fifteen percent (15%)” shall be replaced with “thirty-five percent (35%)”) or enters into any Alternative Acquisition Agreement or a letter of intent, agreement in principle, definitive agreement or similar agreement with respect to an Acquisition Proposal (solely for this use, all references in the definition of Acquisition Proposal to “fifteen percent (15%)” shall be replaced with “thirty-five percent (35%)”); provided, however, that if such Acquisition Proposal or Alternative Acquisition Agreement is with an Excluded Party, Comverge will instead pay $965,155 (the “Company Alternative Termination Fee”). Parent has agreed that, if concurrently with or prior to the consummation of such a transaction, Parent either (x) converts a majority of the outstanding principal balance of the Convertible Subordinated Debt into Series A 15% Participating Convertible Preferred Stock or Common Stock or (y) is paid the Additional Prepayment Amount, no Company Termination Fee or Company Alternative Termination Fee, as applicable, will be payable and Parent will simultaneously reimburse Comverge for any Parent Expenses paid to Parent.

In addition, if either (i) the Merger Agreement is terminated by either Parent or Comverge because any of the Offer Conditions shall not have been satisfied (other than the Minimum Condition) or by Parent due to a breach of Comverge’s covenants, representations and warranties under the Merger Agreement described in the “Termination of Merger Agreement” section above under circumstances in which the Company Termination Fee is not then payable, or (ii) the Company Go-Shop Termination Fee or the Company Termination Fee is then payable by Comverge to the Parent, then Comverge will pay all of Parent’s reasonably documented out-of-pocket fees and expenses (including attorneys’ fees and expenses and advisor and consultant fees and expenses) actually incurred by Parent and its affiliates on or prior to the termination of the Merger Agreement in connection with the transactions contemplated thereby, up to $1,500,000, in the aggregate (the “Parent Expenses”).

Specific Performance. Parent and Purchaser are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement or to specifically enforce the performance of the terms and provisions of the Merger Agreement, in addition to any other remedy to which such party is entitled at law or in equity.

On or after the No-Shop Period Start Date, Comverge will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement or to specifically enforce the performance of the terms and provisions of the Merger Agreement, this being the sole remedy to which it is entitled at law or in equity.

Prior to the No-Shop Period Start Date, the Parent Termination Fee, if payable, is Comverge’s sole and exclusive remedy under the Merger Agreement.

The maximum aggregate liability of Parent and its subsidiaries, directors, officers, employees, general or limited partners, managers, members, equityholders and affiliates (together, the “Parent Group”), for any direct or indirect loss or damage suffered in connection with, or arising out under, the Merger Agreement, including, but not limited to, the negotiation, entry into, performance of, or the terms of the Merger Agreement, the failure of the Offer or the Merger to be consummated or for a breach or claimed breach or failure or claimed failure to perform under the Merger Agreement (such damages, collectively, “Company Damages”) or otherwise will be limited to the Parent Termination Fee payable, if any, in connection with a termination of the Merger Agreement by the Parent. Comverge has agreed that in no event will it or its affiliates seek or permit to be sought on behalf of Comverge any damages or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, from the Parent Group in connection with the Merger Agreement (other than any Parent Termination Fee payable).

Amendment. The Merger Agreement may be amended by the parties by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, but, after (i) the initial acceptance for payment of Shares pursuant to the Offer, there will be no amendment that decreases the Offer Price or the Merger Consideration and (ii) after any approval of the Merger Agreement by Comverge’s stockholders, no amendment will be made that by law requires further approval by Comverge’s stockholders without obtaining the further approval of such stockholders.

Confidentiality Agreement. On November 15, 2011, Comverge and H.I.G. Middle Market LLC (“HIG Middle Market”), an affiliate of Parent and Purchaser, entered into a Non-Disclosure Agreement (the “Confidentiality Agreement”), in connection with a possible negotiated transaction between the parties. Under the Confidentiality Agreement, HIG Middle Market agreed, subject to certain exceptions, to keep confidential any non-public information concerning Comverge and agreed to certain employee non-solicitation provisions for a period of two years from the date of the Confidentiality Agreement and to certain “standstill” provisions for a period of one year from the date of the Confidentiality Agreement. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(9) to the Schedule TO filed with the SEC, which is incorporated by reference herein.

Other Agreements. On March 26, 2012, in connection with entering into the Merger Agreement, Comverge also entered into, among other agreements, (1) a Note Purchase and Security Agreement dated as of March 26, 2012 , by and among Comverge, Parent, as purchaser and as note agent, and the subsidiaries of Comverge named therein (the “Note Purchase Agreement”), (2) a Forbearance Agreement by and among Comverge, Grace Bay Holdings II, LLC and the subsidiaries of Comverge named therein (the “Grace Bay Forbearance Agreement”) and (3) a Forbearance Agreement by and among Comverge and the other parties to the Note Purchase Agreement (the “NPA Forbearance Agreement”).

Pursuant to the Note Purchase Agreement, Parent agreed to lend $12.0 million to Comverge (the “Convertible Subordinated Debt”), which Parent funded on March 26, 2012, the date on which the Merger Agreement was executed. The Convertible Subordinated Debt bears interest at a rate of 15% per annum, which rate increases 0.5% per year on the anniversary of the effective date of the agreement. The Note Purchase Agreement also requires payment of a prepayment premium (the “Prepayment Premium”) in certain circumstances. The amounts outstanding pursuant to the Note Purchase Agreement are secured by substantially all of the assets of Comverge and its subsidiaries. The Note Purchase Agreement also contains certain covenants of Comverge that must be maintained during the time that the indebtedness under the Note Purchase Agreement is outstanding, including certain financial covenants. The Convertible Subordinated Debt outstanding under the Note Purchase Agreement is convertible under certain circumstances into Shares or preferred stock of Comverge. If the entire amount of Convertible Subordinated Debt was converted into Shares, Comverge would be required to issue 8,571,428 Shares to Parent; provided, that so long as Comverge is listed on the Nasdaq Global Market and the issuance of these Shares to Parent has not been approved by Comverge’s stockholders, Parent together with its affiliates may not hold more than 19.99% of the outstanding Shares as a result of such conversion (i.e., 6,873,562 Shares, assuming no change in the 27,511,443 Shares issued and outstanding as of March 26, 2012). If the Convertible Subordinated Debt was converted into preferred stock, Comverge would be required to issue 12,000 shares of Class A 15% Participating Convertible Preferred Stock to Parent. In no event will the Convertible Subordinated Debt be convertible into Shares or preferred stock until at least the earlier of the Acceptance Time or the termination of the Merger Agreement in accordance with its terms. Additionally, if the Merger Agreement is terminated to enter into an Alternative Acquisition Agreement with Bidder X, then the Convertible Subordinated Debt cannot be converted into Shares or preferred stock until the earlier to occur of (i) the consummation of the Alternative Acquisition Agreement, (ii) the termination of the Alternative Acquisition Agreement or (iii) 65 days after the termination of the Merger Agreement. This summary of the Note Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Note Purchase Agreement, as modified, a copy of which is filed as Exhibit (d)(3) and Exhibit (d)(11) to the Schedule TO filed with the SEC, which is incorporated by reference herein.

As discussed in Section 10—“Background of the Offer; Past Contacts or Negotiations with Comverge,” in February and March of 2012, Grace Bay acquired all amounts outstanding ($15.0 million in aggregate) under the Grace Bay Loan Agreement (the “Convertible Senior Debt”) from Partners for Growth III, L.P. Interest on the Convertible Senior Debt is payable monthly and accrues at a rate per annum equal to the floating Prime Rate (as such term is defined in the Grace Bay Loan Agreement) plus 2.50%. The Grace Bay Loan Agreement contains customary events of default, including for payment defaults, breaches of representations, breaches of affirmative or negative covenants, cross defaults to other material indebtedness, bankruptcy and failure to discharge certain judgments. The Grace Bay Loan Agreement also sets forth quarterly revenue targets to be maintained by the borrowers on a consolidated basis. If the revenue targets are not maintained, Grace Bay has the right, but not the obligation, to begin requiring monthly amortization payments of the loan balance over the remaining term of the loan. The Grace Bay loan agreement also provides, at Comverge’s option, the ability to borrow up to an additional $5.0 million in the first 36 months from the effective date of the Grace Bay Loan Agreement by issuing one or more notes to Grace Bay, which are convertible at Grace Bay’s option into common stock at a conversion price based upon the stock price at the time of the additional borrowing; however, at no time may the amount of existing unconverted borrowings exceed $20.0 million. Amounts currently outstanding under the Grace Bay Loan Agreement are convertible into Shares at $5.46 per Share. This summary of the Grace Bay Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the Grace Bay Loan Agreement, a copy of which is filed as Exhibit (d)(5) to the Schedule TO filed with the SEC, which is incorporated by reference herein.

In connection with Comverge’s entry into the Merger Agreement, Comverge also entered into the Grace Bay Forbearance Agreement, pursuant to which Grace Bay, an affiliate of H.I.G. and Parent, agreed to forbear its right to exercise rights and remedies under the Grace Bay Loan Agreement. Grace Bay’s forbearance of its rights and remedies under the Grace Bay Loan Agreement extends until July 10, 2012, unless otherwise terminated earlier. The Grace Bay Forbearance terminates, among other reasons, in the event of a Material Default (as defined in the Grace Bay Forbearance Agreement) or a breach by Comverge of the terms of the Grace Bay Forbearance Agreement. Additionally, in the event the Merger Agreement is terminated other than in connection with Comverge’s pursuit of a Superior Proposal, the Grace Bay Forbearance Agreement terminates immediately; provided, that, in the case of either (i) a termination of the Merger Agreement by Comverge in connection with a breach of the Merger Agreement by Parent, or (ii) a termination by Parent in connection with payment of the Parent Termination Fee, the Grace Bay Forbearance Agreement terminates upon the later of 30 days following the date of such termination or May 5, 2012. In the event the Merger Agreement is terminated in connection with Comverge’s pursuit of a Superior Proposal, the forbearance period will continue for an additional 45 days from termination of the Merger Agreement. The Grace Bay Forbearance Agreement provides that the amounts outstanding under the Grace Bay Loan Agreement may be repaid, together with a Make-Whole Amount (defined below), at the election of either Grace Bay or Comverge, upon the successful completion of a tender offer by another acquiring party in a Superior Proposal transaction. The “Make-Whole Amount” will be an amount in cash equal to the present value, as determined by Grace Bay in its reasonable discretion, of all required interest payments (including interest payments on interest paid in kind) due on the Convertible Senior Debt that are prepaid from the date of prepayment through and including the maturity date (at an interest rate of 10.25% per annum), discounted to the date of prepayment at a rate equal to the Treasury Rate (as defined in the Grace Bay Forbearance Agreement) plus 0.50%. If the Grace Bay Forbearance Agreement terminates, Grace Bay would be able to pursue any and all rights and remedies it may have with respect to events of default under the Grace Bay Loan Agreement. This summary of the Grace Bay Forbearance Agreement does not purport to be complete and is qualified in its entirety by reference to the Grace Bay Forbearance Agreement, a copy of which is filed as Exhibit (d)(7) to the Schedule TO filed with the SEC, which is incorporated by reference herein.

The provisions of the NPA Forbearance Agreement are generally consistent with those set forth in the Grace Bay Forbearance Agreement. The NPA Forbearance Agreement similarly provides that Parent and the purchasers of Convertible Subordinated Debt under the Note Purchase Agreement forbear on their rights and remedies otherwise available due to events of default under the Note Purchase Agreement. The term of the NPA Forbearance Agreement is consistent with the term of the Grace Bay Forbearance Agreement, including the early termination provisions thereof. The NPA Forbearance Agreement provides that the Convertible Subordinated Debt may be repaid, together with an Additional Prepayment Amount (defined below), at the election of either Parent or Comverge, upon the successful completion of a tender offer by such other acquiring party in a Superior Proposal transaction. The “Additional Prepayment Amount” will be an amount equal to the greater of (i) the applicable Prepayment Premium on the Convertible Subordinated Debt and (ii) the amount, if any, by which the value of 8,571,428 Shares tendered into the Superior Proposal transaction would exceed the amount outstanding (including accrued and unpaid interest) on the Convertible Subordinated Debt provided, however, that if the Superior Proposal is with Bidder, then the Additional Prepayment Amount will be the applicable Prepayment Premium. If the NPA Forbearance Agreement terminates, the purchasers thereunder would be able to pursue any and all rights and remedies they may have with respect to events of default under the Note Purchase Agreement. This summary of the NPA Forbearance Agreement does not purport to be complete and is qualified in its entirety by reference to the NPA Forbearance Agreement, a copy of which is filed as Exhibit (d)(8) to the Schedule TO filed with the SEC, which is incorporated by reference herein.

12. Purpose of the Offer; Plans for Comverge.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, Comverge. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

The Company Board has unanimously (other than for abstentions for conflicts of interest) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Depending upon the number of Shares purchased by Purchaser pursuant to the Offer, the Company Board may be required to submit the Merger Agreement to Comverge’s stockholders for adoption at a stockholders’ meeting convened for that purpose in accordance with the DGCL. If stockholder approval is required, the Merger Agreement must be adopted by at least a majority of all votes entitled to be cast at such meeting.

If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to adopt the Merger Agreement at the Comverge stockholders’ meeting without the affirmative vote of any other stockholder. If Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, the Top-Up Option, or otherwise, the Merger may be consummated without a stockholders’ meeting and without the approval of Comverge’s stockholders. The Merger Agreement provides that Purchaser will be merged into Comverge and that the certificate of incorporation of Comverge, as amended and restated in its entirety to read identically to the certificate of incorporation set forth as an exhibit to the Merger Agreement, and the by-laws of Comverge in effect immediately prior to the Effective Time will be the certificate of incorporation and by-laws of the Surviving Corporation following the Merger.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of Comverge will have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to fair value under the DGCL.

Going Private Transaction. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and Comverge believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning Comverge and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for Comverge. Promptly upon the purchase of and payment for any Shares by Purchaser pursuant to the Offer, Parent currently intends to request that Comverge use its best efforts to take all such actions as are necessary to enable Parent’s designees (as set forth in the terms of the Merger Agreement) to be so elected or designated to the Company Board, subject to the limitations in the Merger Agreement and the requirements of applicable law. Purchaser presently intends to select its designees to Comverge’s board of directors from among the individuals (who are currently officers or directors of Parent or affiliates thereof) identified in the Schedule 14D-9. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger.

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of Comverge will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of Comverge during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

As of the date of this Offer to Purchase, no member of Comverge’s current management has entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. Moreover, as of the date of this Offer to Purchase, no discussions have been held between members of Comverge’s current management and Parent, Purchaser or HIG with respect to any such agreement, arrangement or understanding. Parent may establish equity-based compensation plans for management of the Surviving Corporation. It is anticipated that awards granted under any such equity-based compensation plans would generally vest over a number of years of continued employment and would entitle management to share in the future appreciation of the Surviving Corporation. Although it is likely that certain members of Comverge’s management team will enter into arrangements with the Surviving Corporation or Parent regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, the Surviving Corporation or Parent, as of the date of this Offer to Purchase no discussions have occurred between members of Comverge’s current management and Parent, Purchaser or HIG, and there can be no assurance that any parties will reach an agreement. Any new arrangements are currently expected to be entered into after completion of the Merger.

Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Comverge or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Comverge or any of its subsidiaries, (iii) any change in the Company Board or management of Comverge, (iv) any material change in Comverge’s capitalization or dividend policy, (v) any other material change in Comverge’s corporate structure or business, (vi) a class of securities of Comverge being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Comverge being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing. The Shares are listed on the Nasdaq Global Market. According to the published guidelines of Nasdaq, the Shares might no longer be eligible for continued inclusion in the Nasdaq Global Market if, among other things, the number of publicly held Shares falls below 750,000, the aggregate market value of the publicly held Shares is less than $5 million, or there are fewer than two market makers for the Shares. Shares held by officers or directors of Comverge or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly held for this purpose.

If the Shares cease to be listed on the Nasdaq Global Market, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the Nasdaq Capital Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Comverge upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

Parent intends to seek to cause Comverge to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Comverge to its stockholders and to the SEC and would ultimately make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Comverge. Furthermore, the ability of “affiliates” of Comverge and persons holding “restricted securities” of Comverge to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, Comverge will not, and will not allow its subsidiaries to, authorize or pay any dividends on or make any distribution with respect to the outstanding Shares.

15. Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and may delay the acceptance or payment for, subject to the restriction referred to above, any Shares tendered pursuant to the Offer if at or prior to the Expiration Date (as it may be extended in accordance with the requirements of the Merger Agreement):

•	the Minimum Condition shall not have been satisfied;

•

the required antitrust approvals under the HSR Act and any applicable foreign antitrust laws or any applicable waiting periods required under any of the foregoing, shall not have been obtained, waived or made or shall not have expired or been terminated (as applicable);

•

there shall be any law or order, judgment, writ, stipulation, settlement, award, injunction, decree, arbitration award or finding (whether temporary, preliminary or permanent in nature) enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, the Top-Up Option or the Merger, by any governmental entity (including self-regulatory or quasi-governmental authorities) the effect of which is to, or would reasonably be expected to, directly or indirectly, make illegal or otherwise prevent, prohibit or impose adverse conditions on the consummation of the Offer, the Top-Up Option or the Merger;

•

(i) the representations and warranties relating to Comverge’s capitalization (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) shall not be true and correct in all respects as of the date of the Merger Agreement or as of the Expiration Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not be true and correct in all respects as of such earlier date), subject only to de minimis exceptions; (ii) the representations and warranties of Comverge set forth in Section 5.6 of the Merger Agreement, which relate to the absence of certain changes or events since December 31, 2011 shall not be true and correct, without disregarding the Company Material Adverse Effect qualification contained therein, as of the date of the Merger Agreement or as of the Expiration Date as though made on and as of such date; (iii) certain representations and warranties of Comverge that relate to organization; authority; the recommendation of the Company Board related to the Offer, the Merger and the other transactions contemplated by the Merger Agreement; the lack of any conflict regarding or failure to obtain any required consent in connection with Comverge’s entry into the Merger Agreement and consummation of the transactions contemplated thereby; material contracts, assets and intellectual property; compliance with applicable law, holding of permits and regulation, or lack thereof, by energy and power regulatory authorities; takeover laws and provisions; the absence of finders’ and brokers’ fees; actions taken related to Rule 14d-10 under the Exchange Act; and voting requirements (in each case without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) shall not be true and correct in all material respects as of the date of the Merger Agreement or as of the Expiration Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not be true and correct in all material respects as of such earlier date); or (iv) any representations and warranties of Comverge set forth in the Merger Agreement (including those representations and warranties referred to in clause (i), (ii), or (iii)) (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) shall not be true and correct as of the date of the Merger Agreement or as of the Expiration Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not be true and correct as of such earlier date) and, in the case of this clause (iv), the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, would have a Company Material Adverse Effect;

•

Comverge shall have failed to perform in all material respects all obligations required to be performed by it under the Merger Agreement, and such failure to perform shall not have been cured prior to the Expiration Date;

•	since the date of the Merger Agreement, there shall have occurred any changes, events, circumstances or developments that have had, individually or in the aggregate, a Company Material Adverse Effect;

•

Parent shall not have received a certificate signed on behalf of Comverge by Comverge’s chief executive officer to the effect that none of facts, events or circumstances described in the foregoing three bullet points immediately above shall have occurred and be continuing;

•	a Triggering Event shall have occurred; or

•	the Merger Agreement is terminated in accordance with its terms, or any event shall have occurred which gives Parent the right to terminate the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions, in whole or in part at any applicable time or from time to time in its sole discretion prior to the expiration of the Offer, and also may be waived by Parent and Purchaser regardless of the circumstances giving rise to such condition, in whole or in part at any applicable time or from time to time in its sole discretion prior to the expiration of the Offer (except for the Minimum Condition, which may not be waived without the consent of Comverge), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Comverge with the SEC and other publicly available information concerning Comverge, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Comverge’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Comverge’s business, or certain parts of Comverge’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

Certain Litigation. On March 29, 2012, Gary Schultz (“Schultz”), a purported stockholder of Comverge, filed a complaint (the “Schultz Complaint”) on behalf of himself and on behalf of a putative class of Comverge’s public stockholders against all members of Comverge’s board of directors (the “Individual Defendants”), Comverge, Parent, Purchaser and H.I.G. Capital, LLC in the Court of Chancery of the State of Delaware. The complaint alleges, among other things, that the Individual Defendants breached their fiduciary duties in connection with the Offer and the Merger by, among other reasons, failing to take steps to maximize the value of Comverge to its public stockholders, failing to properly value Comverge and by ignoring various alleged conflicts of interest. The Schultz Complaint also alleges Comverge, H.I.G. Capital, LLC, Parent and Purchaser have aided and abetted the Individual Defendants’ alleged breach of their fiduciary duties to Comverge stockholders. The complaint seeks, among other things, a declaration that the action brought by the complaint is properly maintainable as a class action and that the plaintiff be certified as a class representative, an order enjoining the Merger Agreement and proposed Merger, an accounting to plaintiff of damages, an award to the plaintiff of costs, including reasonable attorneys’ and experts’ fees and such other relief as the court deems proper. Purchaser, Parent, H.I.G. Capital, LLC and Comverge believe that the Schultz Complaint is without merit and intend to defend the case vigorously. The foregoing summary of the Schultz Complaint does not purport to be complete and is qualified in its entirety by reference to the Schultz Complaint, which is filed as an Exhibit to the Schedule TO.

On March 30, 2012, Saravanan Somlinga (“Somlinga”), a purported stockholder of Comverge, filed a complaint (the “Somlinga Complaint”) on behalf of himself and on behalf of a putative class of Comverge’s stockholders against the Individual Defendants, Comverge, Purchaser and H.I.G. Capital, LLC in the Court of Chancery of the State of Delaware. The complaint alleges, among other things, that the Individual Defendants breached their fiduciary duties in connection with the Offer and the Merger by failing to take steps to maximize the value of Comverge to its public stockholders and are attempting to deprive stockholders of the true value of their investment in Comverge. The Somlinga Complaint also alleges Purchaser and H.I.G. Capital, LLC have aided and abetted the Individual Defendants’ breach of their fiduciary duties to Comverge stockholders. The complaint seeks, among other things, a declaration that the action brought by the complaint is properly maintainable as a class action and that the plaintiff be certified as a class representative, an order enjoining the Merger Agreement and proposed Merger, an accounting to plaintiff of damages, an award to the plaintiff of costs, including reasonable attorneys’ and experts’ fees and such other relief as the court deems proper. Purchaser, Parent, H.I.G. Capital, LLC and Comverge believe that the Somlinga Complaint is without merit and intend to defend the case vigorously. The foregoing summary of the Somlinga Complaint does not purport to be complete and is qualified in its entirety by reference to the Somlinga Complaint, which is filed as an Exhibit to the Schedule TO.

On April 2, 2012, Adrienne Cohen (“Cohen”), a purported stockholder of Comverge, filed a complaint (the “Cohen Complaint”) on behalf of herself and on behalf of a putative class of Comverge’s stockholders against the Individual Defendants, Comverge, Parent, Purchaser and H.I.G. Capital, LLC in the Court of Chancery of the State of Delaware. The complaint alleges, among other things, that the Individual Defendants breached their fiduciary duties in connection with the Offer and the Merger by, among other reasons, failing to take steps to maximize the value of Comverge to its public stockholders. The Cohen Complaint also alleges H.I.G. Capital, LLC and Parent have aided and abetted the Individual Defendants’ alleged breach of their fiduciary duties to Comverge stockholders. The complaint seeks, among other things, a declaration that the action brought by the complaint is properly maintainable as a class action and that the plaintiff be certified as a class representative, an order enjoining the Merger Agreement and proposed Merger, an accounting to plaintiff of damages, an award to the plaintiff of costs, including reasonable attorneys’ and experts’ fees and such other relief as the court deems proper. Purchaser, Parent, H.I.G. Capital, LLC and Comverge believe that the Cohen Complaint is without merit and intend to defend the case vigorously. The foregoing summary of the Cohen Complaint does not purport to be complete and is qualified in its entirety by reference to the Cohen Complaint, which is filed as an Exhibit to the Schedule TO.

On April 4, 2012, Adam Walker (“Walker”), a purported stockholder of Comverge, filed a complaint (the “Walker Complaint”) on behalf of himself and on behalf of a putative class of Comverge’s stockholders against the Individual Defendants, Comverge, Purchaser, Parent and H.I.G. Capital, LLC, in the Court of Chancery of the State of Delaware. The complaint alleges, among other things, that the Individual Defendants breached their fiduciary duties by failing to take steps to maximize the value of Comverge to its public stockholders, by failing to properly value Comverge and by ignoring alleged conflicts of interest. The Walker Complaint also alleges Comverge, Purchaser, Parent and H.I.G. Capital, LLC have aided and abetted the Individual Defendants’ alleged breach of their fiduciary duties to Comverge stockholders. The complaint seeks, among other things, a declaration that the action brought by the complaint is properly maintainable as a class action, a declaration that the proposed acquisition is unlawful and unenforecable, an order enjoining the Merger Agreement and proposed Merger, an order directing the Individual Defendants to commence a sale process, an imposition of a constructive trust, an award to the plaintiff of costs, including reasonable attorneys’ and experts’ fees and such other relief as the court deems proper. Purchaser, Parent, H.I.G. Capital, LLC and Comverge believe that the Walker Complaint is without merit and intend to defend the case vigorously. The foregoing summary of the Walker Complaint does not purport to be complete and is qualified in its entirety by reference to the Walker Complaint, which is filed as an Exhibit to the Schedule TO.

On April 4, 2012, Venkateswara Kanakamedala (“Kanakamedala”), a purported stockholder of Comverge, filed a complaint (the “Kanakamedala Complaint”) on behalf of himself and on behalf of a putative class of Comverge’s stockholders against the Individual Defendants, Comverge, Purchaser and Parent in the Court of Chancery of the State of Delaware. The complaint alleges, among other things, that the Individual Defendants breached their fiduciary duties by failing to take steps to maximize the value of Comverge to its public stockholders. The Somlinga Complaint also alleges Purchaser and Parent have aided and abetted the Individual Defendants’ alleged breach of their fiduciary duties to Comverge stockholders. The complaint seeks, among other things, a declaration that the action brought by the complaint is properly maintainable as a class action and that the plaintiff be certified as a class representative, an order enjoining the Merger Agreement and proposed Merger, an accounting to plaintiff of damages, an award to the plaintiff of costs, including reasonable attorneys’ and experts’ fees and such other relief as the court deems proper. Purchaser, Parent and Comverge believe that the Kanakamedala Complaint is without merit and intend to defend the case vigorously. The foregoing summary of the Kanakamedala Complaint does not purport to be complete and is qualified in its entirety by reference to the Kanakamedala Complaint, which is filed as an Exhibit to the Schedule TO.

On April 6, 2011, the Court of Chancery entered an order consolidating the five actions described above into a single proceeding captioned In re Comverge, Inc. Shareholder Litigation, C.A. No. 7863-VCP (the “Consolidated Action”), appointing Schultz, Somlinga, and Cohen as Lead Plaintiffs in the Consolidated Action, and various law firms as Co-Lead and Co-Liaison Counsel for the plaintiffs in the Consolidated Action. Under the terms of the Court’s order, the Somlinga Complaint has been designated the operative complaint for the Consolidated Action, and the defendants are not obligated to respond to any of the other complaints that have been filed in the Court of Chancery.

On March 29, 2012, Stourbridge Investments LLC (“Stourbridge”), a purported stockholder of Comverge, filed a complaint (the “Stourbridge Complaint”) on behalf of himself and on behalf of a putative class of Comverge’s public stockholders against all members of Comverge’s board of directors (the “Individual Defendants”), Comverge, Parent and Purchaser in the Superior Court of Gwinnett County in the State of Georgia. The complaint alleges, among other things, that the Individual Defendants breached their fiduciary duties in connection with the Offer and the Merger by failing to properly value Comverge, to facilitate a competitive sale process and to provide materially necessary information to Comverge’s stockholders. The Stourbridge Complaint also alleges that Parent and Purchaser have aided and abetted the Individual Defendants’ alleged breach of their fiduciary duties to Comverge stockholders. The complaint seeks, among other things, a declaration that the action brought by the complaint is properly maintainable as a class action and that the plaintiff be certified as a class representative, an order enjoining the Merger Agreement and proposed Merger, an award to the plaintiff of all costs, including reasonable attorneys’ and experts’ fees and such other relief as the court deems proper. Purchaser, Parent and Comverge believe that the Stourbridge Complaint is without merit and intend to defend the case vigorously. The foregoing summary of the Stourbridge Complaint does not purport to be complete and is qualified in its entirety by reference to the Stourbridge Complaint, which is filed as an Exhibit to the Schedule TO. Also on March 29, 2012, Stourbridge filed motions with the court for expedited discovery and a preliminary injunction on its request to enjoin the Merger.

On April 3, 2012, Joe Cunningham (“Cunningham”), a purported stockholder of Comverge, filed a complaint (the “Cunningham Complaint”) on behalf of himself and on behalf of a putative class of Comverge’s stockholders against the Individual Defendants, Comverge, Parent, Purchaser and H.I.G. Capital, LLC in the Superior Court of Gwinnett County in the State of Georgia. The complaint alleges, among other things, that the Individual Defendants breached their fiduciary duties in connection with the Offer and the Merger by failing to take steps to maximize the value of Comverge to its public stockholders, by failing to properly value Comverge and by ignoring purported conflicts of interest. The Cunningham Complaint also alleges Comverge, Parent, Purchaser and H.I.G. Capital, LLC have aided and abetted the Individual Defendants’ alleged breach of their fiduciary duties to Comverge stockholders. The complaint seeks, among other things, a declaration that the action brought by the complaint is properly maintainable as a class action and that the plaintiff be certified as a class representative, a declaration that the proposed acquisition is unlawful and unenforceable, an order enjoining the Merger Agreement and proposed Merger, an order directing the Individual Defendants to commence a sale process, an imposition of a constructive trust, an award to the plaintiff of all costs, including reasonable attorneys’ and experts’ fees and such other relief as the court deems proper. Purchaser, Parent, H.I.G. Capital, LLC and Comverge believe that the Cunningham Complaint is without merit and intend to defend the case vigorously. The foregoing summary of the Cunningham Complaint does not purport to be complete and is qualified in its entirety by reference to the Cunningham Complaint, which is filed as an Exhibit to the Schedule TO.

State Takeover Statutes. A number of states (including Delaware, where Comverge is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, Comverge is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL (“Section 203”) restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Company Board approved for purposes of Section 203 the entering into by Purchaser, Parent and Comverge of the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that the restrictions of Section 203, with respect to Comverge, will not be applicable to Parent, Purchaser or Grace Bay by virtue of such actions.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Comverge, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Certain Conditions of the Offer.”

United States Antitrust Compliance. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. As currently contemplated, we do not anticipate the Offer or the Merger to be subject to such requirements.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of Comverge or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

17. Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

18. Miscellaneous

The Offer is being made to all holders of Shares other than Comverge. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Comverge.”

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER AND CERTAIN RELATED PARTIES

1. Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and officer of Parent. Unless otherwise indicated, the current business address of each person is c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Name	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During the past Five Years
Brian D. Schwartz, President and Director	USA	Mr. Schwartz is an Executive Managing Director at H.I.G. Capital Management, Inc. Mr. Schwartz joined H.I.G. Capital Management, Inc. in 1994. From 1991 to 1992, he was a Manager in the Strategic Planning Group at PepsiCo, Inc, a global food and beverage company, and from 1989 to 1991 was at Dillon, Read & Co., a U.S. based investment bank. Mr. Schwartz earned his M.B.A. degree from Harvard Business School and a Bachelor of Science degree with Honors from the University of Pennsylvania.

Fraser Preston, Secretary and Director	USA	Mr. Preston is a Principal at H.I.G. Capital Management, Inc. Mr. Preston joined H.I.G. Capital Management, Inc. in 2009. From 2001 to 2008, he was employed in various positions at Nautic Partners, where he focused on leveraged buyouts of middle market companies. Prior to his employment at Nautic Mr. Preston attended Stanford University where he received a J.D. and an M.B.A.. From 1994 to 1998, he was with Indosuez Emerging Markets investing in emerging markets equities. Mr. Preston received a B.A. from Yale University in 1993.

Joseph Zulli, Treasurer and Director	USA	Mr. Zulli is a Principal at H.I.G. Capital Management, Inc. Mr. Zulli joined H.I.G. Capital Management, Inc. in 2011. From 2003 to 2005 and 2007 to 2011, he was employed at Nautic Partners where he focused on leveraged buyouts of middle market companies. From 2005 to 2007, Mr. Zulli attended The Wharton School where he received an M.B.A. Prior to Nautic Partners, Mr. Zulli was employed at Morgan Stanley in the utilities and energy investment banking group from 2000 to 2003. Mr. Zulli received a B.A. from Notre Dame in 2000.

2. Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and officer of Purchaser. Unless otherwise indicated, the current business address of each person is c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Name	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During the past Five Years
Brian D. Schwartz, President and Director	USA	Mr. Schwartz is an Executive Managing Director at H.I.G. Capital Management, Inc. Mr. Schwartz joined H.I.G. Capital Management, Inc. in 1994. From 1991 to 1992, he was a Manager in the Strategic Planning Group at PepsiCo, Inc, a global food and beverage company, and from 1989 to 1991 was at Dillon, Read & Co., a U.S. based investment bank. Mr. Schwartz earned his M.B.A. degree from Harvard Business School and a Bachelor of Science degree with Honors from the University of Pennsylvania.

Fraser Preston, Secretary and Director	USA	Mr. Preston is a Principal at H.I.G. Capital Management, Inc. Mr. Preston joined H.I.G. Capital Management, Inc. in 2009. From 2001 to 2008 he was employed in various positions at Nautic Partners, where he focused on leveraged buyouts of middle market companies. Prior to his employment at Nautic Mr. Preston attended Stanford University where he received a J.D. and an M.B.A.. From 1994 to 1998 he was with Indosuez Emerging Markets investing in emerging markets equities. Mr. Preston received a B.A. from Yale University in 1993.

Joseph Zulli, Treasurer and Director	USA	Mr. Zulli is a Principal at H.I.G. Capital Management, Inc. Mr. Zulli joined H.I.G. Capital Management, Inc. in 2011. From 2003 to 2005 and 2007 to 2011, he was employed at Nautic Partners where he focused on leveraged buyouts of middle market companies. From 2005 to 2007, Mr. Zulli attended The Wharton School where he received an M.B.A. Prior to Nautic Partners, Mr. Zulli was employed at Morgan Stanley in the utilities and energy investment banking group from 2000 to 2003. Mr. Zulli received a B.A. from Notre Dame in 2000.

3. HIG. H.I.G. Bayside Advisors II, LLC, a limited liability company organized under the laws of the State of Delaware, is the general partner of HIG. Its principal business is as a private equity management company. The current business address of H.I.G. Bayside Advisors II, LLC is c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

4. H.I.G. Bayside Advisors II, LLC. H.I.G. GP-II, Inc., a corporation organized under the laws of Delaware, is the general partner of HIG. Its principal business is to serve as an investment management company for several affiliates. The current business address of H.I.G. GP-II, Inc. is c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

5. H.I.G. GP-II, Inc. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and officer of H.I.G. GP-II, Inc. Unless otherwise indicated, the current business address of each person is c/o H.I.G. Capital LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Name	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During the past Five Years
Anthony A. Tamer, Co-President and Director	USA	Mr. Tamer is a co-founding partner of H.I.G. Capital Management, Inc. and has served as a Managing Partner of the firm since 1993. Prior to co-founding H.I.G. Capital Management, Inc., Mr. Tamer was partner at Bain & Company. His focus at Bain & Company was on developing business unit and operating strategies, improving clients’ competitive positions, implementing productivity improvement and cycle time reduction programs, and leading acquisition and divestiture activities for Fortune 500 clients. Mr. Tamer holds an M.B.A. degree from Harvard Business School, and a Masters degree in Electrical Engineering from Stanford University. His undergraduate degree is from Rutgers University.

Sami W. Mnaymneh, Co-President and Director	USA	Mr. Mnaymneh is a co-founding partner of H.I.G. Capital Management, Inc. and has served as a Managing Partner of the firm since 1993. Prior to co-founding H.I.G. Capital Management, Inc., Mr. Mnaymneh was a Managing Director in the Mergers & Acquisitions department at the Blackstone Group, a New York based merchant bank, where he specialized in providing financial advisory services to Fortune 100 companies. Mr. Mnaymneh earned a B.A. degree, Summa Cum Laude, from Columbia University, and subsequently received a J.D. degree and an M.B.A. degree with Honors from Harvard Law School and Harvard Business School, respectively.

Richard H. Siegel, Vice-President and General Counsel	USA	Mr. Siegel is Vice President and General Counsel of H.I.G. Capital Management, Inc. Mr. Siegel joined H.I.G. Capital Management, Inc. in July 2005. Prior to joining H.I.G. Capital Management, Inc., he was with Sullivan & Cromwell LLP, an international law firm headquartered in New York, and served as a Judicial Clerk to Andrew G.T. Moore II, of the Delaware Supreme Court. Mr. Siegel earned his J.D. degree, Magna Cum Laude, from Georgetown University Law Center and a Bachelor of Science degree, Magna Cum Laude, from the University of Maryland.

6. Anthony A. Tamer. See Mr. Tamer’s entry in paragraph 5 above.

7. Sami W. Mnaymneh. See Mr. Mnaymneh’s entry in paragraph 5 above.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Comverge or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

The Colbent Corporation

By Registered or Certified Mail:	If delivering by facsimile transmission:	By Overnight Courier:
The Colbent Corporation Comverge Tender Offer Att: Corporate Actions PO Box 859208 Braintree, MA 02185-9208	(for eligible institutions only) (781) 930-4939 Confirm facsimile by telephone: (781) 930-4900 (for confirmation only)	The Colbent Corporation Comverge Tender Offer Att: Corporate Actions 161 Bay State Drive Braintree, MA 02184

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 967-7921

Email: information@dfking.com